

ANCORA FUNDS

ANCORA INCOME FUND
ANCORA EQUITY FUND
ANCORA SPECIAL OPPORTUNITY FUND
ANCORA BANCSHARES
ANCORA HOMELAND SECURITY FUND

Annual Report
December 31, 2006



ANCORA FUNDS

This report and the audited financial statement contained herein are provided for the general information of the shareholders of the Ancora Funds. Investors should carefully consider before investing each Fund's investment objective, risks and expenses. For a prospectus, which contains that information and more information about each Fund, please call 866-626-2672 or visit our website at www.ancorafunds.com. Please read it carefully before you invest or send money.

INTRODUCTION

THANK YOU…for choosing the Ancora Mutual Funds. We have built the Ancora Funds to be unique and to capitalize on the evolving opportunities of the investment landscape. v Our management style has centered on building long-term success for our clients and is applied to the management of all of our funds. v Our Mutual Fund managers are the principals of the Fund's Investment Adviser and are the original architects of the Mutual Funds they manage. v While no mutual fund can guarantee performance, the Ancora Funds do promise that our investment decisions will be based upon dedicated research and careful execution. An Ancora Financial Advisor is at your disposal regardless of the size of your investment.

PERSONAL ASSISTANCE

1-866-6AN-CORA
Please feel free to dial our toll-free number to speak directly to a knowledgeable representative who can answer any questions or assist you with any issues concerning your account.

ONLINE ACCOUNT MANAGEMENT

www.ancora.ws
Manage your personal account of Ancora Funds online.



ANCORA FUNDS

TABLE OF CONTENTS

LETTER TO SHAREHOLDERS



Richard A. Barone
Chairman

Dear Shareholder:

For what it's worth, 2006 turned out to be a more difficult year than I had anticipated. This is not to say that our results were all that bad. In fact, the Ancora Income Fund had a superb year with Class D Shares returning 8.9% against the Lehman Aggregate Index which produced about half that much.

The Ancora Equity Fund Class D Shares, although slightly behind the return of the S&P 500 Index, returned 13.0% for 2006. After a very disappointing period around mid-year, the Ancora Equity Fund gained momentum during the months leading up to year-end, and has continued to show strength through the first weeks of 2007. Likewise, the Ancora Special Opportunity Fund owned several equities which did poorly early in 2006. After this difficult start, the Fund finished the year on a very positive note and continues to outperform its benchmark, the Wilshire 5000 Index, into 2007. For 2006, Ancora Special Opportunity Class D returned 5.2%.

Ancora Bancshares performed well in 2006 against the average bank stock. Since several of our portfolio banks were acquired at premium prices during the year, Ancora Bancshares Class D Shares returned 9.2% against the S&P Small Cap Regional Bank Index which gained 6.4%. Finally, Ancora Homeland Security Fund continued to experience the fall-off of interest in homeland security companies in the wake of 9/11. For 2006, the Fund's Class D shares declined 6.8%, although late in the year we saw renewed interest in owning our portfolio companies. As a result, the Ancora Homeland Security Fund has come back strong in the first few weeks of this year.

The consensus of economists for 2007 is one of continued growth, albeit at a slower rate compared to the last several years. Likewise, slower growth will help to contain any step-up in the rate of inflation which, in turn, should keep rising interest rates in check or even result in lower rates by last quarter of 2007. In fact, some of the best fixed income managers in the business are predicting that the Federal Open Market Committee will lower the fed funds rate as much as a percentage point by year end.

This is as good as it could be for the investor – continued earnings growth and plenty of liquidity for the purchase of equities. There are a number of reasons to be cautious, however.

Although it may sound like a good growth policy to keep rates low or lower them even more in the months ahead, it will undoubtedly cause the dollar to weaken further vis a vis the other major world currencies, particularly the euro. Further, the argument goes that a weak dollar is good for the American economy as it makes U.S. manufactured goods less expensive (or more profitable) in foreign markets.

While this is true, this unofficial policy of a weak dollar to protect American jobs and open foreign markets for American products is likely to lead to continued loss of confidence on the part of foreign investors. Already it appears that China's policy of holding U.S. Government securities as its reserve currency is about to change. If China follows through with its threat to dump dollars in favor of other currencies, we will have no choice but to increase interest rates in order to protect the dollar from snowballing depreciation.

LETTER TO SHAREHOLDERS (CONTINUED)



There are other signs of possible trouble. Inflation, for example, appears to be under control as we export our high paying jobs to countries with low labor costs, and import inexpensive foreign goods. But if the dollar continues to depreciate, the price of foreign goods is bound to increase, and importers such as Wal-Mart will have no choice but to raise prices. Moreover, the rate of inflation is already creeping up. The Fed's target zone of 1% to 2%, which seemed to be a reasonable objective a few years back, now seems a long way off from the nearly 3% we have seen in recent months.

Finally, consumer confidence, which had been fueled by increasing home prices until early 2006, and then by higher stock prices to date, could easily come to a halt in short order. Given continued weakness in residential home prices, if the stock market should have a meaningful correction in the weeks and months ahead, the consumer could cut back spending enough to send the economy into recession.

For what it's worth, and for different reasons, 2007 may be a more difficult year than anyone now anticipates. Going forward, it will be extremely important to renew our efforts on reducing risk while maintaining the potential reward of the marketplace. However cautious we become, it is our belief that real wealth is built over time through a disciplined and steady focus on finding investments in which the underlying value is not currently being recognized in the market.

Sincerely,

Richard A Barone

ANCORA'S LEGACY

Ancora Advisors was incorporated in 2003, although it's lineage dates back to 1973 when Richard Barone founded The Maxus Investment Group. In 1985, the original Maxus Mutual Fund was founded and in the mid 1990's the Maxus Investment Group merged with Gelfand Partners. Since the acquisition of Maxus by a well-known regional bank in early 2001, many of the former principals have reunited "Once Again". In January 2004, the Ancora Family of Funds commenced operation and, as we have done in the past, we will again strive to build long-term success for our clients.

FUNDS	TICKER SYMBOL	INCEPTION DATE
ANCORA INCOME FUND		
CLASS C	ANICX	1/5/2004
CLASS D	ANIDX	1/5/2004
ANCORA EQUITY FUND		
CLASS C	ANQCX	1/5/2004
CLASS D	ANQDX	1/5/2004
ANCORA SPECIAL OPPORTUNITY FUND		
CLASS C	ANSCX	1/5/2004
CLASS D	ANSDX	1/5/2004
ANCORA BANCSHARES FUND		
CLASS D	ANBDX	1/6/2004
ANCORA HOMELAND SECURITY FUND		
CLASS C	ANHCX	1/10/2006
CLASS D	ANHDX	1/10/2006

Distinguishing Features of Ancora:

Consistent investment process:
Each portfolio manager applies a consistent investment philosophy and process to building and managing the funds. We employ in-house research to identify companies we believe are currently trading at a substantial discount to what we consider to be their underlying business value.

Do not over-diversify:
Our portfolios generally hold a smaller number of stocks in the portfolio (25-60 stocks, for example, rather than 100-150) which is important to our investment philosophy. By building focused portfolios, our managers' best ideas can have a meaningful impact on investment performance.

Client Focus
Our commitment to our clients is to help them reach their financial objectives by making investments in our people and technology, maintaining high standards of excellence in performance, ethics and accuracy, and to always keep our clients' interests above all others.

Independence and Stability
As an employee-owned, full-service investment firm that has operated privately since our founding, we have the independence and objectivity to focus on what we believe is best for our clients.

Experienced Investment Team
Our investment management team consists of several senior professionals involved in both equity and fixed-income management. Our professional staff averages in excess of twenty years of investment experience.

ANCORA
INCOME FUND

INVESTMENT OBJECTIVE:

THE **ANCORA INCOME FUND** SEEKS TO PROVIDE INVESTORS A HIGH LEVEL OF CURRENT INCOME WITH A SECONDARY OBJECTIVE OF CAPITAL APPRECIATION.



PORTFOLIO MANAGER:

Richard A. Barone
Chairman, Ancora Advisors

PORTFOLIO MANAGEMENT EXPERIENCE:
38 Years

RICHARD A. BARONE is Chairman of Ancora Advisors and oversees or manages a variety of investment strategies for the Group including the investments for the Ancora Funds.

Mr. Barone is the former Chief Executive Officer of Maxus Investment Group which he founded in 1973. Maxus became one of the oldest and largest privately held investment advisory and securities brokerage firms in the Midwest before the business was sold in January, 2001. Since 1973, Mr. Barone has managed a variety of proprietary mutual funds as well as the investment portfolios for institutional clients and high net worth individuals.

Mr. Barone was born in 1942 and is a graduate of Georgetown University with a degree in Economics. He has undertaken extensive graduate studies and independent research at Georgetown University, Northwestern University and Case Western Reserve University.

FUND STATISTICS:

ASSETS:

$17.6 MILLION*

INCEPTION DATE:

JANUARY 5, 2004

TICKERS:

CLASS C – ANICX
CLASS D – ANIDX

MINIMUM INITIAL INVESTMENT:

CLASS C – $20,000
CLASS D – $1,000,000

* As of December 31, 2006

INVESTMENT STRATEGY

■ Portfolio invests primarily in investment grade, income-producing securities, including securities of closed end funds having portfolios consisting primarily of income-producing securities.

■ Seeks to optimize return potential while maintaining moderate risk exposure

■ Utilizes bonds from well-established corporations and government agencies

■ Seeks to add value by actively managing duration

■ Sell discipline helps to manage risk

INVESTOR PROFILE

This Fund may be suitable for investors who seek:

■ To maximize current income from a high quality investment portfolio.

Six Months Ended 12/31/06

Best Performing Securities:

■ Nuveen Preferred & Convertible Income Fund 2

■ Nuveen Preferred & Convertible Income Fund

■ John Hancock Income Securities Trust

■ Evergreen Managed Inc. Fund

■ CorTS Boeing 6.050%

Worst Performing Securities

■ Developers Diversified Realty Corporation - 8.600%

TOP HOLDINGS: DECEMBER 31, 2006 [d]

NAME	% OF ASSETS
Western Asset/Claymore US Treas Infl Pro Sec Fund 2	4.3%
Evergreen Managed Inc. Fund	4.1%
Citigroup Capital VII - 7.125%	3.5%
CorTS Trust Disney - 6.875%	3.4%
John Hancock Income Securities Trust	3.4%
Bear Stearns Capital Trust - 7.800%	3.3%
CorTS Trust IBM - 7.000%	3.3%
Southern Company Capital Trust VI – 7.125%	3.3%
Merrill Lynch - 7.000%	3.3%
CorTS Trust Verizon - 7.375%	3.2%

SECTOR DIVERSIFICATION: DECEMBER 31, 2006 [d]

NAME	% OF ASSETS
Corporate Bond Trust Certificates	47.18%
Convertible Preferred Stocks	2.54%
Closed-End Income Funds	25.18%
Money Market Securities	6.69%
Closed-End Bond Fund, Senior Securities	4.43%
Other	0.32%
REIT Preferred Shares	13.66%

AVERAGE ANNUAL RETURNS: DECEMBER 31, 2006 [d]

	1 YEAR	2 YEARS	INCEP TD[a]
ANCORA INCOME FUND - C[b]	8.60%	4.42%	4.65%
ANCORA INCOME FUND - D[b]	8.87%	4.50%	4.77%
LEHMAN AGG INDEX[c]	4.33%	3.38%	3.70%

[a] Inception to data reflects the annualized return since 1/05/04.
[b] Return figures reflect any change in price per share and assume the reinvestment of all distributions.
[c] The Index is an unmanaged benchmark that assumes reinvestment of all distributions and excludes the effect of taxes and fees. The Lehman Aggregate Bond Index is a widely recognized unmanaged index of bond prices and is representative of a broader market and range of securities than is found in the Fund's portfolio. Individuals cannot invest directly in the Index.
[d] Data is unaudited.


Growth of a $1,000,000 Investment
Ancora Income Fund - Class D
Lehman Agg. Index
in $1,000's
1,200
1,150
1,100
1,050
1,000
950
900
Incep
Apr-04
Aug-04
Dec-04
Apr-05
Aug-05
Dec-05
Apr-06
Aug-06
Dec-06
* Inception: 1/5/04

The chart above assumes an initial investment of $1,000,000 made on January 5, 2004 (commencement of Fund operations) and held through December 31, 2006. THE FUND'S RETURN REPRESENTS PAST PERFORMANCE AND DOES NOT GUARANTEE FUTURE RESULTS. The returns shown assume the reinvestment of all distributions and do not reflect deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. *Investment returns and principal values will fluctuate so that your shares, when redeemed, may be worth more or less than their original purchase price.*

Past performance is no guarantee of future results.

ANCORA INCOME FUND

SCHEDULE OF INVESTMENTS

SHARES			VALUE	% ASSETS
	Convertible Preferred Stocks			
17,100	Travelers Property Casualty - 4.500%		446,994	
	Total Convertible Preferred Stocks (Cost $400,253)		446,994	2.54%
	Corporate Bond Trust Certificates			
4,000	Abbey National Plc. - 7.375% (a)		101,840	
21,000	BAC Capital Trust III - 7.000%		534,030	
22,600	Bear Stearns Capital Trust - 7.800%		574,492	
6,800	Cabco Trust - AOL -7.625%		172,720	
24,000	Citigroup Capital VII - 7.125%		608,400	
21,000	Corporate-Backed Trust BellSouth Corp - 6.000%		527,100	
14,100	Corporate-Backed Trust Bristol Myers Squibb - 6.800%		363,075	
9,000	Corporate-Backed Trust Lehman Brothers - 7.750%		226,530	
22,000	CorTS Boeing 6.050%		539,880	
23,000	CorTS Trust Disney - 6.875%		591,100	
22,800	CorTS Trust IBM - 7.000%		573,648	
22,000	CorTS Trust Verizon - 7.375%		561,000	
10,000	General Motors Acceptance Corporation - 7.350%		244,100	
15,000	JP Morgan Chase Capital XII - 6.250%		378,000	
15,000	MBNA Capital D - 8.125%		383,100	
22,400	Merrill Lynch - 7.000%		572,320	
3,900	NB Capital Corporation - 8.350%		102,531	
3,000	Preferredplus Trust - Liberty Media Corp. - 7.000%		74,850	
10,900	Preferredplus Trust - Goodrich Corp. - 7.875%		281,002	
11,800	Saturns Altria Group Inc. - 6.930%		307,036	
22,700	Southern Company Capital Trust VI - 7.125%		572,721	
	Total Corporate Bond Trust Certificates (Cost $8,381,484)		8,289,475	47.18%
	Investment Companies			
	Closed-End Income Funds			
12,500	American Income Fund		102,875	
30,000	Dreyfus High Yield Strategies Fund		126,600	
42,000	Evergreen Managed Inc. Fund		718,200	
55,000	Western Asset High Income Opportunity Fund		371,250	
40,000	High Yield Plus Fund		141,600	
40,000	John Hancock Income Securities Trust		590,000	
5,000	LMP Capital & Income Fund		95,250	
27,000	Nuveen Preferred & Convertible Income Fund		385,830	
31,000	Nuveen Preferred & Convertible Income Fund 2		437,410	
30,000	Rivus Bond Fund		535,200	
65,000	Western Asset-Claymore US Treas Inflation Protected Sec Fund 2		752,050	
25,000	Western Asset Managed High Income Fund Inc.		168,750	
			4,425,015	25.18%

* See accompanying notes which are an integral part of the financial statements

SCHEDULE OF INVESTMENTS (continued)

SHARES		VALUE	% ASSETS
	Closed-End Bond Funds, Senior Securities		
10,000	Gabelli Convertible & Income Securities Fund, Inc. - 6.000%	245,500	
22,100	Royce Value Trust Inc. - 5.900%	533,052	
		778,552	4.43%
	Total Investment Companies (Cost $4,975,810)	**5,203,567**	29.61%
	REIT Preferred Shares		
17,000	Cousins Properties, Inc. 7.750%	440,300	
20,000	Developers Diversified Realty Corporation - 8.600%	507,800	
15,000	Equity Residential - 6.480%	378,750	
21,000	Kimco Realty - 6.650%	529,410	
10,400	Prologis Trust - 6.750%	264,160	
11,000	Public Storage - 7.500%	279,950	
	Total REIT Preferred Shares (Cost $2,415,272)	2,400,370	13.66%
	Money Market Securities		
	First American Government Obligations Fund		
1,174,955	Class Y, 4.89%, **(Cost $1,174,955)** (b)	1,174,955	6.69%
	TOTAL INVESTMENTS (Cost $17,347,774)	17,515,361	99.68%
	Other assets less liabilities	56,714	0.32%
	TOTAL NET ASSETS	17,572,075	100.00%

* See accompanying notes which are an integral part of the financial statements

(a)   American Depositary Receipt
(b)   Variable rate security; the coupon rate shown represents the rate at December 31, 2006.

ANCORA
EQUITY FUND

ANCORA EQUITY FUND

INVESTMENT OBJECTIVE:

THE ANCORA EQUITY FUND SEEKS TO PROVIDE INVESTORS A HIGH TOTAL RETURN, A COMBINATION OF CAPITAL APPRECIATION IN THE VALUE OF ITS SHARES AS WELL AS INCOME.



PORTFOLIO MANAGER:

Richard A. Barone
Chairman, Ancora Advisors

PORTFOLIO MANAGEMENT EXPERIENCE:
38 Years

RICHARD A. BARONE is Chairman of Ancora Advisors and oversees or manages a variety of investment strategies for the Group including the investments for the Ancora Funds.

Mr. Barone is the former Chief Executive Officer of Maxus Investment Group which he founded in 1973. Maxus became one of the oldest and largest privately held investment advisory and securities brokerage firms in the Midwest before the business was sold in January, 2001. Since 1973, Mr. Barone has managed a variety of proprietary mutual funds as well as the investment portfolios for institutional clients and high net worth individuals.

Mr. Barone was born in 1942 and is a graduate of Georgetown University with a degree in Economics. He has undertaken extensive graduate studies and independent research at Georgetown University, Northwestern University and Case Western Reserve University.

FUND STATISTICS:

ASSETS:

$16.4 MILLION*

INCEPTION DATE:

JANUARY 5, 2004

TICKERS:

CLASS C – ANQCX
CLASS D – ANQDX

MINIMUM INITIAL INVESTMENT:

CLASS C – $20,000
CLASS D – $1,000,000

* As of December 31, 2006

INVESTMENT STRATEGY

■   Invests in publicly traded equity securities or securities convertible into equity securities of companies that are leaders in their industry or have products or services which have dominance in the marketplace.

■   Tends to be overweight undervalued securities and sectors, which captures value opportunities that the index does not

■   Adheres to a disciplined portfolio re-balancing to realize capital gains, avoid over-concentration and control downside risk and volatility

■   Sell discipline helps to manage risk

FUND POSITIONING

■ Large capitalization stocks should benefit over the next several years from recent tax legislation.

■   Large cap stocks and other market leaders are now trading at low levels relative to historic valuations. The weaker dollar helps the profitability of these companies, as many of them tend to have large overseas operations.

Six Months Ended 12/31/06

Best Performing Securities:

■ Cisco Systems Inc.
■ Time Warner, Inc.
■ Gabelli Dividend & Income Trust
■ US Bancorp
■ EMC Corp.

Worst Performing Securities:

■ Anadarko Petroleum, Inc.
■ Sprint Nextel Corp.
■ 3M Co.
■ Chesapeake Energy Co.
■ Apache Corp.

TOP HOLDINGS: DECEMBER 31, 2006 [d]

NAME	% OF ASSETS
Time Warner, Inc.	4.6%
Gabelli Dividend & Income Trust	4.5%
General Electric Co.	4.5%
Cisco Systems Inc.	4.1%
ITT Industries Inc.	3.8%
Tyco International LTD.	3.7%
American Express Co.	3.7%
Dow Chemical Co.	3.6%
3M Co.	3.3%
Honeywell International, Inc.	3.3%

INDUSTRY DIVERSIFICATION: DECEMBER 31, 2006 [d]

NAME	% OF ASSETS
Aerospace & Defense	6.33%
Materials	5.48%
Commercial Banks	8.03%
Communication	2.73%
Computer & Telecom Equipment	9.16%
Consumer Products and Services	5.14%
Energy	6.27%
Entertainment & Media	6.73%
Financial Services	6.67%
Health Care	12.12%
Machinery and Equipment	16.48%
Investment Companies	6.08%
Money Market Securities	9.49%
Other	-0.71%

AVERAGE ANNUAL RETURNS: DECEMBER 31, 2006 [d]

	1 YEAR	2 YEARS	INCEP TD[a]
ANCORA EQUITY FUND - C[b]	12.49%	6.91%	8.74%
ANCORA EQUITY FUND - D[b]	13.01%	7.58%	9.36%
S&P 500 INDEX[c]	15.80%	10.22%	10.54%

[a] Inception to data reflects the annualized return since 1/05/04.
[b] Return figures reflect any change in price per share and assume the reinvestment of all distributions.
[c] The S&P 500 Index, an unmanaged index, consists of 500 stocks chosen for market size, liquidity, and industry group representation. It is market-value weighted (stock price times number of shares outstanding), with each stock's weighting in the Index proportionate to its market value and not available for purchase. If you were to purchase the securities that make up this index, your returns would be lower once fees and/or commissions are deducted.
[d] Data is unaudited.



Growth of a $1,000,000 Investment

* Inception: 1/5/04

The chart above assumes an initial investment of $1,000,000 made on January 5, 2004 (commencement of Fund operations) and held through December 31, 2006. THE FUND'S RETURN REPRESENTS PAST PERFORMANCE AND DOES NOT GUARANTEE FUTURE RESULTS. The returns shown assume the reinvestment of all distributions and do not reflect deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Investment returns and principal values will fluctuate so that your shares, when redeemed, may be worth more or less than their original purchase price.

Past performance is no guarantee of future results.

SCHEDULE OF INVESTMENTS

SHARES		VALUE	% ASSETS
	Common Stocks		
	Aerospace & Defense		
3,500	Boeing Co.	310,940	
7,000	Goodrich Corp.	318,850	
5,000	L-3 Communications Holdings, Inc.	408,900	
		1,038,690	6.33%
	Materials		
10,000	Alcoa Inc.	300,100	
15,000	Dow Chemical Co.	599,100	
		899,200	5.48%
	Commercial Banks		
7,513	Bank of America Corp.	401,119	
10,000	JP Morgan Chase & Co.	483,000	
12,000	US Bancorp	434,280	
		1,318,399	8.03%
	Communication		
4,000	Alltel Corp.	241,920	
10,000	Motorola Inc.	205,600	
		447,520	2.73%
	Computer & Telecom Equipment		
25,000	Cisco Systems Inc. (a)	683,250	
40,000	EMC Corp. (a)	528,000	
3,000	International Business Machines Corp.	291,450	
		1,502,700	9.16%
	Consumer Products & Services		
7,000	3M Co.	545,510	
10,000	Masco Corporation	298,700	
		844,210	5.14%
	Energy		
8,000	Anadarko Petroleum, Inc.	348,160	
7,000	Apache Corp.	465,570	
3,000	ConocoPhillips	215,850	
		1,029,580	6.27%
	Entertainment & Media		
35,000	Time Warner, Inc.	762,300	
10,000	Walt Disney Co.	342,700	
		1,105,000	6.73%

* See accompanying notes which are an integral part of the financial statements

SCHEDULE OF INVESTMENTS (continued)

SHARES		VALUE	% ASSETS
	Financial Services		
10,000	American Express Co.	606,700	
3,000	Bear Stearns Co.	488,340	
		1,095,040	6.67%
	Healthcare		
5,000	Amgen, Inc. (a)	341,550	
15,000	Invacare, Inc.	368,250	
6,000	Laboratory Corp. of America Holdings (a)	440,820	
6,000	Medtronic, Inc.	321,060	
20,000	Pfizer Inc.	518,000	
		1,989,680	12.12%
	Machinery & Equipment		
3,000	Caterpillar Inc.	183,990	
20,000	General Electric Co.	744,200	
12,000	Honeywell International, Inc.	542,880	
11,000	ITT Corporation	625,020	
20,000	Tyco International LTD.	608,000	
		2,704,090	16.48%
	Total Common Stocks (Cost $11,813,620)	13,974,109	85.14%
	Investment Companies		
11,000	Boulder Total Return	245,740	
35,000	Gabelli Dividend & Income Trust	751,450	
		997,190	6.08%
	Money Market Securities		
1,557,109	First American Govt Obligations Fund Class Y, 4.89% **(Cost $1,557,109)** (b)	1,557,109	9.49%
	Total Investments (Cost $14,201,994)	16,528,408	100.71%
	Liabilities in excess of other assets	(115,872)	(0.71%)
	Total Net Assets	$16,412,536	100.00%

* See accompanying notes which are an integral part of the financial statements

(a) American Depositary Receipt
(b) Variable rate security; the coupon rate shown represents the rate at December 31, 2006.

ANCORA SPECIAL OPPORTUNITY FUND

INVESTMENT OBJECTIVE:

THE ANCORA SPECIAL OPPORTUNITY FUND

SEEKS TO PROVIDE INVESTORS A HIGH TOTAL RETURN, BY INVESTING IN COMPANIES WITH THE POTENTIAL FOR SUPERIOR RETURNS.



PORTFOLIO MANAGER:

Richard A. Barone
Chairman, Ancora Advisors

PORTFOLIO MANAGEMENT EXPERIENCE:
38 Years

RICHARD A. BARONE is Chairman of Ancora Advisors and oversees or manages a variety of investment strategies for the Group including the investments for the Ancora Funds.

Mr. Barone is the former Chief Executive Officer of Maxus Investment Group which he founded in 1973. Maxus became one of the oldest and largest privately held investment advisory and securities brokerage firms in the Midwest before the business was sold in January, 2001. Since 1973, Mr. Barone has managed a variety of proprietary mutual funds as well as the investment portfolios for institutional clients and high net worth individuals.

Mr. Barone was born in 1942 and is a graduate of Georgetown University with a degree in Economics. He has undertaken extensive graduate studies and independent research at Georgetown University, Northwestern University and Case Western Reserve University.

FUND STATISTICS:

ASSET UNDER MANAGEMENT

$13.5 MILLION*

INCEPTION DATE:

JANUARY 5, 2004

TICKERS:

CLASS C – ANSCX
CLASS D – ANSDX

MINIMUM INITIAL INVESTMENT:

CLASS C – $20,000
CLASS D – $1,000,000

* As of December 31, 2006

INVESTMENT STRATEGY

■ Invests in well diversified, small to mid-cap, U.S. based companies that offer the best combination of value and potential for price appreciation.

■ Seeks to outperform the Wilshire 5000 with less volatilility.

■ Tends to be overweight undervalued securities and sectors, which captures value opportunities that the index does not

■ Adheres to a disciplined portfolio re-balancing to realize capital gains, avoid over-concentration and to control downside risk and volatility

■ Sell discipline helps to manage risk

FUND POSITIONING

■ Opportunities such as micro-cap stocks, liquidations and takeover targets may trade with a "life of their own" and allow investors to benefit even in times of sideways market action which are not necessarily correlated with equity markets.

■ Seeks investments which are selling for less than their underlying asset value or private market value, which should produce strong performance results over the long term.

Six Months Ended 12/31/06

Best Performing Securities
- RailAmerica, Inc
- Boulder Total Return Fund
- Redhook Ale Brewery, Inc.
- Symmetricom, Inc.
- Time Warner Inc.

Worst Performing Securities
- Global Power Equipment Grp, Inc.
- BKF Capital Group, Inc.
- Hypercom Corp.
- First Albany Companies Inc.
- ADC Telecommunications, Inc.

TOP HOLDINGS: DECEMBER 31, 2006 [d]

NAME	% OF ASSETS
RailAmerica, Inc.	5.9%
Boulder Total Return Fund	4.9%
Tyco International Ltd.	4.5%
Gabelli Dividend & Income Trust	4.1%
Redhook Ale Brewery, Inc.	3.8%
Liberty Media Capital	3.6%
Symmetricom, Inc.	3.5%
Avid Technology, Inc.	3.4%
4 Kids Entertainment, Inc.	3.3%
LSI Logic Corp.	3.3%

INDUSTRY DIVERSIFICATION: DECEMBER 31, 2006 [d]

NAME	% OF ASSETS
Communications	1.68%
Computer Equipment and Software	10.62%
Consumer Products and Services	7.83%
Energy	0.82%
Entertainment & Media	10.25%
Financial Services	2.35%
Insurance	0.80%
Healthcare	9.25%
Homeland Security	3.83%
Machinery and Equipment	15.31%
Services	11.65%
Internet Software and Services	2.84%
Investment Companies	9.12%
Money Market Securities	14.77%
Other	-1.12%

AVERAGE ANNUAL RETURNS: DECEMBER 31, 2006 [d]

	1 YEAR	2 YEARS	INCEP TD[a]
ANCORA SPECIAL OPPORT - C[b]	4.52%	2.47%	7.65%
ANCORA SPECIAL OPPORT - D[b]	5.23%	2.98%	8.19%
Wilshire 5000 INDEX[c]	15.79%	10.98%	11.11%

[a] Inception to data reflects the annualized return since 1/05/04.

[b] Return figures reflect any change in price per share and assume the reinvestment of all distributions.

[c] The Wilshire 5000 Index measures the performance of all U.S. equity securities with readily available price data. Over 5,000 capitalization weighted security returns are used to adjust the index. It is market-value weighted (stock price times number of shares outstanding), with each stock's weighting in the Index proportionate to its market value and not available for purchase. If you were to purchase the securities that make up this index, your returns would be lower once fees and/or commissions are deducted.

The performance quoted represents past performance, which does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. The returns shown do not reflect deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Current performance of the Fund may be lower or higher than the performance quoted. The Fund's investment objectives, risks, charges and expenses must be considered carefully before investing. Performance data current to the most recent month end may be obtained by calling 1-866-626-2672.



Growth of a $1,000,000 Investment

in $1,000's

Legend:
- Ancora Special Opportunity-D
- Wilshire 5000

*   Inception: 1/5/04

The chart above assumes an initial investment of $1,000,000 made on January 5, 2004 (commencement of Fund operations) and held through December 31, 2006. THE FUND'S RETURN REPRESENTS PAST PERFORMANCE AND DOES NOT GUARANTEE FUTURE RESULTS. The returns shown assume the reinvestment of all distributions and do not reflect deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Investment returns and principal values will fluctuate so that your shares, when redeemed, may be worth more or less than their original purchase price.

SCHEDULE OF INVESTMENTS

SHARES		VALUE	% ASSETS
	Common Stocks		
	Communications		
125,000	Applied Digital Solutions Inc. (a)	226,250	
		226,250	1.68%
	Computer Equipment and Software		
68,000	InFocus Corp. (a)	181,560	
50,000	Hypercom Corp. (a)	317,500	
50,000	LSI Logic Corp. (a)	450,000	
54,000	Symmetricom, Inc. (a)	481,680	
		1,430,740	10.62%
	Consumer Products and Services		
100,000	The Inventure Group Inc. (a)	245,000	
10,000	Johnson Outdoors, Inc. (a)	185,700	
53,000	Meade Instruments Corp. (a)	104,410	
100,000	Redhook Ale Brewery, Inc. (a)	520,000	
		1,055,110	7.83%
	Energy		
42,000	Active Power Inc. (a)	110,040	
		110,040	0.82%
	Entertainment and Media		
25,000	4 Kids Entertainment, Inc. (a)	455,500	
5,000	Liberty Media Capital Class A (a)	489,900	
20,000	Time Warner Inc.	435,600	
		1,381,000	10.25%
	Financial Services		
53,000	BKF Capital Group, Inc. (a)	177,550	
60,000	First Albany Companies Inc. (a)	139,200	
		316,750	2.35%
	Insurance		
50,000	Quanta Capital Holdings, Ltd. (a)	107,500	
		107,500	0.80%
	Healthcare		
5,000	Bio-Rad Laboratories, Inc. (a)	412,600	
157,000	Gene Logic Inc. (a)	241,780	
5,000	Hospira Inc. (a)	167,900	
31,000	Implant Sciences Corp. (a)	68,200	
147,000	Safeguard Scientifics, Inc. (a)	355,740	
		1,246,220	9.25%

* See accompanying notes which are an integral part of the financial statements

SCHEDULE OF INVESTMENTS (continued)

SHARES		VALUE	% ASSETS
	Homeland Security		
175,000	Mace Security International (a)	448,000	
29,000	TVI Corp. (a)	68,150	
		516,150	3.83%
	Machinery and Equipment		
12,500	Avid Technology, Inc. (a)	465,750	
10,000	Gehl Co. (a)	275,300	
10,000	Leucadia National Corp.	282,000	
20,000	Lydall Inc. (a)	216,200	
74,000	Peak International, Ltd. (a)	216,080	
20,000	Tyco International Ltd.	608,000	
		2,063,330	15.31%
	Services		
18,500	Gevity HR Inc.	438,265	
16,000	Optimal Group Inc. Class A (a)	152,320	
55,000	Rae Systems, Inc. (a)	176,000	
50,000	RailAmerica, Inc. (a)	804,000	
		1,570,585	11.65%
	Internet Software and Services		
15,000	Yahoo! Inc. (a)	383,100	
		383,100	2.84%
	TOTAL Common Stocks (Cost $9,462,110)	10,406,775	77.23%
	Investment Companies		
30,000	Boulder Total Return Fund	670,200	
26,000	Gabelli Dividend & Income Trust	558,220	
	Total Investment Companies (Cost $1,044,293)	1,228,420	9.12%
	Money Market Securities		
1,989,763	First American Government Obligations Fund Class Y 4.89%, **(Cost $1,989,763)** (b)	1,989,763	14.77%
	TOTAL INVESTMENTS (Cost $12,496,166)	13,624,958	101.12%
	Liabilities in excess of other assets	(150,389)	(1.12)%
	TOTAL NET ASSETS	13,474,569	100.00%

(a)   American Depositary Receipt
(b)   Variable rate security; the coupon rate shown represents the rate at December 31, 2006.

ANCORA
BANCSHARES

INVESTMENT OBJECTIVE:

THE ANCORA BANCSHARES SEEKS TO OBTAIN A HIGH TOTAL RETURN.



CO-PORTFOLIO MANAGERS:

Robert N. Barone
Managing Partner, Ancora West

Robert N. Barone is a managing partner of Ancora West Advisors. Mr. Barone co-manages Ancora's Bank mutual fund (Ancora Bancshares) with Richard Barone.

From 1984 to 1999, Mr. Barone was the Chief Executive Officer of Comstock Bank, Reno, Nevada. In 1999, Comstock was sold to First Security Bank which in turn was acquired by Wells Fargo in 2000. In 2001, he founded Adagio Trust Co. which he sold in 2006. Beginning in the late 1990s, Mr. Barone was a director of the Federal Home Loan Bank of San Francisco, and its Chairman in 2004. He is currently Vice-Chair of the California State Automobile Association (AAA) and its associated insurance company and is the presumed Chairman of that enterprise in 2007. Mr. Barone is also a founding director of Nevada Security Bank, the major holding of The Bank Holdings (TBHS), and is a director of Allied Mineral Products, Columbus, OH.

Mr. Barone is a recognized authority on bank management with more than 35 years of experience and has developed expertise in corporate governance best practices. He graduated from Georgetown University and received a Ph.D. in Economics from that institution.



CO- PORTFOLIO MANAGERS:

Richard A. Barone
Chairman, Ancora Advisors

RICHARD A. BARONE is Chairman of Ancora Advisors and oversees or manages a variety of investment strategies for the Group including the investments for the Ancora Funds.

Mr. Barone is the former Chief Executive Officer of Maxus Investment Group which he founded in 1973. Maxus became one of the oldest and largest privately held investment advisory and securities brokerage firms in the Midwest before the business was sold in January, 2001. Since 1973, Mr. Barone has managed a variety of proprietary mutual funds as well as the investment portfolios for institutional clients and high net worth individuals.

Mr. Barone was born in 1942 and is a graduate of Georgetown University with a degree in Economics. He has undertaken extensive graduate studies and independent research at Georgetown University, Northwestern University and Case Western Reserve University.

FUND STATISTICS:

ASSETS:

$2.2 MILLION*

INCEPTION DATE:

JANUARY 6, 2004

TICKER:

CLASS D – ANBDX

MINIMUM INITIAL INVESTMENT:

CLASS D – $50,000

* As of December 31, 2006

INVESTMENT STRATEGY

■ Portfolio contains primarily financial institutions such as banks, investment banking companies, stock brokerage firms and insurance companies, with an emphasis on small regional banks and community bank shares.

■ Typically invests in financial institutions that are established, but appear to be undervalued relative to their growth rates

■ Sell discipline helps to manage risk

FUND POSITIONING

■ For high functioning economies, like that of the United States, the last quarter century has brought the financial sector a cycle of growth by smaller institutions, followed by consolidation, and then another round of growth.

■ Due to the importance of this sector to the economy, there is heavy regulatory oversight and great stability. The fund seeks to capitalize of the stability of the sector along with the growth found in smaller institutions.

Six Months Ended 12/31/06

Best Performing Securities:
■ FirstFed Financial Corp.
■ First Community Bancshares, Inc.
■ Sovereign Bancorp, Inc.
■ National City Corp.
■ Itla Capital Corporation

Worst Performing Securities:
■ Community Bancorp.
■ FirstBank Corp.
■ New York Community Bancorp.
■ Indymac Bancorp
■ Corus Bankshares Inc.

TOP HOLDINGS: DECEMBER 31, 2006 [d]

NAME	% OF ASSETS
Columbia Bancorp of Oregon	7.7%
FirstFed Financial Corp.	7.4%
City National Corp.	6.3%
Itla Capital Corporation	5.7%
Franklin Bank Corp.	5.5%
First Community Bancshares, Inc.	5.3%
Central Pacific Financial Corp.	5.2%
Indymac Bancorp	5.0%
Community Bancorp.	4.0%
Commerce Bancshares, Inc.	3.7%

SECTOR DIVERSIFICATION: DECEMBER 31, 2006 [d]

NAME	% OF ASSETS
Insurance Companies	8.44%
Savings Institutions	22.26%
Commercial Banks	58.04%
Money Market Securities	14.04%
Other	-2.78%

AVERAGE ANNUAL RETURNS: DECEMBER 31, 2006 [d]

	1 YEAR	2 YEARS	INCEP TD[a]
ANCORA BANCSHARES – D			
With sales load [b] [e]	8.14%	0.41%	3.73%
Without sales load [b] [f]	9.23%	1.43%	3.73%
S&P SM CAP REG BANK INDEX[c]	6.44%	6.44%	6.80%

[a] Inception to data reflects the annualized return since 1/05/04.
[b] Return figures reflect any change in price per share and assume the reinvestment of all distributions.
[c] The S&P Small Cap Regional Bank Index is a representative sample of small, regional banks operating in the United States. The S&P 600 Small Cap Regional Banking Index is a market index and not available for purchase. It is market-value weighted (stock price times number of shares outstanding), with each stock's weighting in the Index proportionate to its market value and not available for purchase. If you were to purchase the securities that make up this index, your returns would be lower once fees and/or commissions are deducted.
[d] Data is unaudited.
[e] The return above is presented with the effect of sales load or contingent deferred sales charges.
[f] The return above is presented without the effect of sales load or contingent deferred sales charges.

The performance quoted represents past performance, which does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. The returns shown do not reflect deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Current performance of the Fund may be lower or higher than the performance quoted. The Fund's investment objectives, risks, charges and expenses must be considered carefully before investing. Performance data current to the most recent month end may be obtained by calling 1-866-626-2672.



Growth of a $1,000,000 Investment

* Inception: 1/6/04

Past performance is no guarantee of future results.

The chart above assumes an initial investment of $1,000,000 made on January 6, 2004 (commencement of Fund operations) and held through December 31, 2006. THE FUND'S RETURN REPRESENTS PAST PERFORMANCE AND DOES NOT GUARANTEE FUTURE RESULTS. The returns shown assume the reinvestment of all distributions and do not reflect deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Investment returns and principal values will fluctuate so that your shares, when redeemed, may be worth more or less than their original purchase price.

ANCORA BANCSHARES

SCHEDULE OF INVESTMENTS

SHARES		VALUE	% ASSETS
	Common Stocks		
	Insurance Companies		
3,000	Mercer Insurance Group	60,630	
2,000	Platinum Underwriters	61,880	
1,000	Safeco Corp.	62,550	
		185,060	8.44%
	Savings Institutions		
2,500	FirstFed Financial Corp. (a)	167,425	
2,500	Indymac Bancorp	112,900	
2,200	Itla Capital Corporation (a)	127,402	
5,000	New York Community Bancorp.	80,500	
		488,227	22.26%
	Commercial Banks		
2,000	American River Bankshares	47,980	
1,500	Bank of Hawaii Corp.	80,925	
3,000	Central Pacific Financial Corp.	116,280	
6,600	Columbia Bancorp of Oregon	174,570	
1,735	Commerce Bancshares, Inc.	83,991	
3,000	Community Bancorp. (a)	90,570	
1,500	Corus Bankshares Inc.	34,605	
3,000	First Community Bancshares, Inc.	118,680	
3,308	FirstBank Corp.	70,351	
6,000	Franklin Bank Corp. (a)	123,240	
3,000	Irwin Financial Corporation	67,890	
2,100	Mainsource Financial Group	35,574	
2,000	National City Corp.	142,400	
5,000	Partners Trust Financial	58,200	
1,000	Washington Trust Bancorp.	27,890	
		1,273,146	58.04%
	TOTAL Common Stocks (Cost $1,604,706)	1,946,433	88.74%
	Money Market Securities		
308,033	First American Government Obligations Fund	308,033	14.04%
	Class Y 4.89%, **(Cost 308,033)** (b)		
	TOTAL INVESTMENTS (Cost $1,912,739)	2,254,466	102.78%
	Liabilities in excess of other assets	(61,021)	(2.78)%

* See accompanying notes which are an integral part of the financial statements

(a) American Depositary Receipt
(b) Variable rate security; the coupon rate shown represents the rate at December 31, 2006.

This page is intentionally blank.

ANCORA HOMELAND SECURITY FUND

INVESTMENT OBJECTIVE:

THE ANCORA HOMELAND SECURITY FUND
SEEKS TO OBTAIN A HIGH TOTAL RETURN.



PORTFOLIO MANAGER:

Denis Amato
Chief Equity Officer, Ancora Advisors

PORTFOLIO MANAGEMENT EXPERIENCE:
38 Years

Denis J. Amato began his investment career in 1969 as a portfolio manager in the Trust Department of a major banking institution based in Cleveland, Ohio. There, Mr. Amato managed both pension and profit sharing portfolios. Subsequently he served as the Bank's Research Director and Chief Investment Officer.

Mr. Amato joined Gelfand Partners Asset Management in 1991 as the firm's Chief Investment Officer. Mr. Amato remained the company's lead equity portfolio strategist through the firm's merger with Maxus in 1997. At Maxus, Mr. Amato managed individual high net worth client portfolios as well as the Maxus Ohio Heartland Fund, which focused primarily on the buying and selling of securities in Ohio Based companies.

After the sale of the business in January 2001, Mr. Amato served as the Chief Investment Officer for the Bank's Northeast Ohio region. In addition, Mr. Amato continued to manage both individual and institutional portfolios as well as two Mutual Funds.

Mr. Amato has a BBA Magna Cum Laude and MBA from Case Western University. Mr. Amato is a Chartered Financial Analyst and is a former President of the Cleveland Society of Security Analysis.

FUND STATISTICS:

ASSETS:

$2.9 MILLION*

INCEPTION DATE:

JANUARY 10, 2006

TICKERS:

CLASS C – ANHCX
CLASS D – ANHDX

MINIMUM INITIAL INVESTMENT:

CLASS C – $20,000
CLASS D – $1,000,000

* As of December 31, 2006

ANCORA HOMELAND SECURITY FUND

INVESTMENT STRATEGY

■ Portfolio contains primarily U.S. companies that provide products or services intended to prevent physical attacks against citizens or protect them from the effects of physical attacks or natural disasters

■ Invests in companies that derive a significant portion of current sales or expected future growth from areas related to defending against terrorism or mitigating the effects of such attacks.

■ May take larger positions in a smaller number of companies than a "diversified" fund may take.

■ Seeks to capitalize on increased spending on security measures in both the government and the private sectors.

FUND POSITIONING

■ It is likely that the Homeland Security sector will see future growth as a result of significant increases in both government and private funding as the country responds to the need for increased security measures.

■ Stocks exposed to this sector may also provide some downside resistance to any market decline, which is precipitated by a terrorist event.

Six Months Ended 12/31/06

Best Performing Securities:
■ Digimarc Corp.
■ FLIR Systems Inc.
■ OSI Systems Inc.
■ Actividentity Corp.
■ L-3 Communications Holdings Inc.

Worst Performing Securities:
■ Acacia Reseach Combimatrix Group
■ Implant Sciences Corp.
■ Cogent Inc.
■ TVI Corp.

TOP HOLDINGS: DECEMBER 31, 2006 [d]

NAME	% OF ASSETS
OSI Systems Inc.	5.8%
Mace Security International	4.7%
Allied Defense Group	4.7%
Digimarc Corp.	4.7%
Actividentity Corp.	4.6%
Applied Signal Technology Inc.	4.4%
L-3 Communications Holdings Inc.	4.2%
FLIR Systems Inc.	4.1%
Cepheid	3.7%
EFJ Inc.	3.7%

SECTOR DIVERSIFICATION: DECEMBER 31, 2006 [d]

NAME	% OF ASSETS
Aerospace & Defense	15.87%
Bio-Terror Detection and Defense	5.76%
Corporate & Personal Security	17.77%
Disaster Response	7.87%
Radiation Detection and Protection	5.31%
Surveillance & Border Security	25.01%
Transportation Security	14.88%
Money Market Securities	8.14%
Other	-0.61%

AVERAGE ANNUAL RETURNS: DECEMBER 31, 2006 [d]

	Q406	1 YEAR	INCEP TD[a]
ANCORA HOMELAND FUND - C [b]	4.63%	-7.30%	-7.30%
ANCORA HOMELAND FUND - D [b]	4.84%	-6.80%	-6.80%
WILSHIRE 5000 INDEX[c]	7.22%	15.79%	15.79%
SPADE DEFENSE INDEX[c]	8.89%	19.34%	19.34%

[a] Inception to data reflects the annualized return since 1/10/06.

[b] Return figures reflect any change in price per share and assume the reinvestment of all distributions.

[c] The SPADE Defense Index is a modified capitalization-weighted index comprised of publicly traded companies that benchmarks the performance of companies involved with defense, homeland security, and space. The Wilshire 5000 Index measures the performance of all U.S. equity securities with readily available price data. Over 5,000 capitalization weighted security returns are used to adjust the index. The SPADE Defense Index and the Wilshire 5000 are market indexes and not available for purchase. If you were to purchase the securities that make up these indices, your returns would be lower once fees and/or commissions are deducted.

[d] Data is unaudited.



Growth of a $1,000,000 Investment

* Inception: 1/10/06

The chart above assumes an initial investment of $1,000,000 made on January 6, 2004 (commencement of Fund operations) and held through December 31, 2006. THE FUND'S RETURN REPRESENTS PAST PERFORMANCE AND DOES NOT GUARANTEE FUTURE RESULTS. The returns shown assume the reinvestment of all distributions and do not reflect deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Investment returns and principal values will fluctuate so that your shares, when redeemed, may be worth more or less than their original purchase price.

ANCORA HOMELAND SECURITY FUND

SCHEDULE OF INVESTMENTS

SHARES		VALUE	% ASSETS
	Common Stocks		
	Aerospace & Defense		
6,000	Allied Defense Group (a)	127,500	
12,000	DHB Industries (a)	35,400	
1,500	DRS Technologies	79,020	
3,000	EDO Corp.	71,220	
1,000	Esterline Technolgies Corp. (a)	40,230	
1,400	L-3 Communications Holdings Inc.	114,492	
		467,862	15.87%
	Bio-Terror Detection and Defense		
45,000	Acacia Reseach Combimatrix Group (a)	35,350	
12,000	Cepheid Inc. (a)	102,000	
1,000	Medimmune, Inc. (a)	32,370	
		169,920	5.76%
	Corporate and Personal Security		
25,000	Actividentity Corp. (a)	126,750	
20,000	Applied Digital Solutions Inc. (a)	36,200	
8,500	Compudyne Corp. (a)	55,930	
5,000	Fortress America Acquisition Corporation (a)	28,000	
15,000	Henry Bros. Electronics Inc. (a)	56,850	
3,000	ID Systems, Inc.	56,460	
2,365	L-1 Identity Solutions Inc. (a)	35,782	
50,000	Mace Security International (a)	128,000	
		523,972	17.77%
	Disaster Response		
6,000	Lakeland Industries	81,540	
2,500	Mine Safety Appliances Co.	91,625	
25,000	TVI Corp. (a)	58,750	
		231,915	7.87%
	Radiation Detection and Protection		
27,500	Implant Sciences Corp. (a)	60,500	
30,000	Rae Systems Inc. (a)	96,000	
		156,500	5.31%

* See accompanying notes which are an integral part of the financial statements

SCHEDULE OF INVESTMENTS (continued)

SHARES			VALUE	% ASSETS
	Surveillance and Border Security			
5,000	Security With Advanced Technology, Inc. (a)		27,200	
1,000	Analogic Corp.		56,140	
8,500	Applied Signal Technology Inc.		119,510	
1,000	Argon ST Inc. (a)		21,540	
7,500	China Security & Surveillance Inc. (a)		90,750	
14,500	Digimarc Corp. (a)		127,455	
15,000	EFJ Inc. (a)		101,250	
3,500	FLIR Systems Inc. (a)		111,405	
4,500	Lasercard Corp. (a)		47,880	
1,000	Verint Systems Inc. (a)		34,280	
			737,410	25.01%
	Transportation Security			
10,000	American Science and Engineering Inc. (a)		59,510	
9,000	Cogent Inc. (a)		99,090	
40,000	Isonics Corp. (a)		22,800	
7,500	Mercury Computer Sytems, Inc. (a)		100,200	
7,500	OSI Systems Inc. (a)		156,975	
			438,575	14.88%
	TOTAL Common Stocks (Cost $2,909,673)		2,726,154	92.47%
	Money Market Securities			
240,255	First American Government Obligations Fund Class Y 4.89%, **(Cost $240,255)** (b)		240,255	8.14%
	TOTAL INVESTMENTS (Cost $3,149,928)		2,966,409	100.61%
	Liabilities in excess of other assets		(18,127)	(0.61)%
	TOTAL NET ASSETS		2,948,282	100.00%

* See accompanying notes which are an integral part of the financial statements

(a)   American Depositary Receipt
(b)   Variable rate security; the coupon rate shown represents the rate at December 31, 2006.

GETTING STARTED

HOW TO PURCHASE SHARES

Classes of Shares:

INVESTOR SHARES

ANCORA INCOME FUND CLASS C
ANCORA EQUITY FUND CLASS C
ANCORA SPECIAL OPPORTUNITY FUND CLASS C
ANCORA HOMELAND SECURITY FUND CLASS C

INSTITUTIONAL SHARES

ANCORA INCOME FUND CLASS D
ANCORA EQUITY FUND CLASS D
ANCORA SPECIAL OPPORTUNITY FUND CLASS D
ANCORA BANCSHARES CLASS D
ANCORA HOMELAND SECURITY FUND CLASS D

Class C and Class D shares are identical, except as to minimum investment requirements and the services offered to and expenses borne by each class.

Investor Shares:

A minimum initial investment of $20,000 is required to open an account to purchase Class C shares of Ancora Income Fund, Ancora Equity Fund, Ancora Special Opportunity Fund or Ancora Homeland Security Fund with subsequent minimum investments of $1,000. However, an I.R.A. may open an account for the purchase of Class C shares of such Funds with an initial minimum investment of $5,000 and subsequent minimum investments of $1,000. Investment minimums may be waived at the discretion of each Fund.

Institutional Shares:

Institutional shares may be purchased with a minimum initial investment of $1,000,000 for the purchase of Class D shares of any of the Funds ($50,000 minimum for Bancshares) with subsequent minimum investments of $1,000. The $1,000,000 minimum initial investment for Class D shares does not apply to purchases by the following:

(1) **Financial institutions**, such as banks, trust companies, thrift institutions, mutual funds or other financial institutions, acting on their own behalf or on behalf of their fiduciary accounts, i.e., accounts that are charged asset-based management fees

(2) **Securities brokers** or dealers acting on their own behalf or on behalf of their clients

(3) **Directors** or employees of the Funds or of the Advisor or its affiliated companies or by the relatives of those individuals or the trustees of benefit plans covering those individuals.

These requirements may be waived in the sole discretion of the Funds.

Initial Purchase:

The initial purchase of Class C or Class D shares may be made by check or by wire in the following manner:

By Check. The Account Application which accompanies this Prospectus should be completed, signed, and sent along with a check for the initial investment payable to Ancora Income Fund, Ancora Equity Fund, Ancora Special Opportunity Fund, Ancora Bancshares or Ancora Homeland Security Fund, mailed to: Ancora Funds, 8000 Town Centre Drive, Suite 400, Broadview Heights, Ohio 44147.

By Wire. In order to expedite the investment of funds, investors may advise their bank or broker to transmit funds via Federal Reserve Wire System to: U.S. Bank, Cincinnati, Ohio, ABA# 042000013, Account # 130100789077, FBO Ancora Funds. Also provide the shareholder's name and account number. In order to obtain this needed account number and receive additional instructions, the investor may contact, prior to wiring funds, the Funds at 1-866-626-2672. The investor's bank may charge a fee for the wire transfer of funds.

Through your broker. Shares of the Ancora Funds can be purchased through your brokerage firm and held in your personal account.

HOW TO PURCHASE SHARES (continued)

Subsequent Purchases:

Investors may make additional purchases of Class C or Class D shares in the following manner:

By Check. Checks made payable to Ancora Income Fund, Ancora Equity Funds, Ancora Special Opportunity Fund, Ancora Bancshares or Ancora Homeland Security Fund should be sent, along with the stub from a previous purchase or sale confirmation, to: Ancora Funds, 8000 Town Centre Drive, Suite 400, Broadview Heights, Ohio 44147.

By Wire. Funds may be wired by following the wire instructions for an initial purchase.

By Telephone. Investors may purchase shares up to an amount equal to 3 times the market value of shares held in the shareholder's account in a Fund on the preceding day for which payment has been received, by telephoning the Funds at 1-866-626-2672 and identifying the shareholder's account by number. Shareholders wishing to avail themselves of this privilege must complete a Telephone Purchase Authorization Form which is available from the Fund.

Please see prospectus for complete instructions.

Systematic Investment Plan:

The Systematic Investment Plan permits investors to purchase shares of any Fund at monthly intervals. Provided the investor's bank or other financial institution allows automatic withdrawals, shares may be purchased by transferring funds from the account designated by the investor. At the investor's option, the account designated will be debited in the specified amount, and shares will be purchased once a month, on or about the 15th day. Only an account maintained at a domestic financial institution which is an Automated Clearing House member may be so designated. Investors desiring to participate in the Systematic Investment Plan should call the Funds at 1-866-626-2672 to obtain the appropriate forms. The Systematic Investment Plan does not assure a profit and does not protect against loss in declining markets.

Other Information Concerning Purchase of Shares:

You may purchase shares on days when the Fund is open for business. Your purchase price will be the next NAV after your purchase order, completed application and full payment have been received by the Funds or the Funds' transfer agent, except in the case of a subsequent purchase by telephone as described above, in which case the purchase price will be the next NAV after receipt of your telephone order. All orders for the Funds must be received by the Funds or the Funds' transfer agent prior to 4:00 p.m. eastern time in order to receive that day's NAV.

Each Fund reserves the right to reject any order, to cancel any order due to non-payment and to waive or lower the investment minimums with respect to any person or class of persons. If an order is canceled because of non-payment or because your check does not clear, you will be responsible for any loss that the Fund incurs. If you are already a shareholder, the Fund can redeem shares from your account to reimburse it for any loss. The Advisor has agreed to hold each Fund harmless from net losses to that Fund resulting from the failure of a check to clear to the extent, if any, not recovered from the investor. For purchases of $50,000 or more, each Fund may, in its discretion, require payment by wire or cashier's or certified check.

GETTING STARTED

SHAREHOLDER SERVICES:

ASK YOUR ANCORA FINANCIAL ADVISORS ABOUT:

AUTOMATIC MONTHLY INVESTMENT PLAN

AUTOMATIC MONTHLY EXCHANGE

AUTOMATIC CASH WITHDRAWAL PLAN

AUTOMATIC REINVESTMENT OF CASH

DISTRIBUTION OF DIVIDENDS & CAPITAL GAINS

TELEPHONE EXCHANGE

IRA'S AND SEP-IRA'S

QUALIFIED RETIREMENT PLANS

GIFTS - TO MINOR ACCOUNTS

COMBINED CUMULATIVE CONFIRM STATEMENTS

SERVICES

FINANCIAL REVIEW

To The Shareholders and Board of Trustees
Ancora Trust

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying statements of assets and liabilities, including the schedules of investments, of the Ancora Trust (the "Funds"), comprising Ancora Income Fund, Ancora Equity Fund, Ancora Special Opportunity Fund, Ancora Bancshares, and Ancora Homeland Security Fund as of December 31, 2006, and the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the three years in the period then ended for Ancora Income Fund, Ancora Equity Fund, Ancora Special Opportunity Fund, and Ancora Bancshares and the statements of operations and changes in net assets and the financial highlights for the period January 10, 2006 (commencement of operations) through December 31, 2006 for Ancora Homeland Security Fund. These financial statements and financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2006, by correspondence with the Funds' custodian and broker. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial positions of each of the Funds constituting the Ancora Trust, as of December 31, 2006, the results of their operations for the year then ended, the changes in their net assets for each of the two years in the period then ended, and their financial highlights for each of the three years in the period then ended, in conformity with accounting principles generally accepted in the United States of America.

Cohen Fund Audit Services

Cohen Fund Audit Services, Ltd.
(f.k.a. Cohen McCurdy, Ltd.)
Westlake, Ohio
February 28, 2007

STATEMENTS OF ASSETS & LIABILITIES – As of December 31, 2006

	Ancora Income Fund	Ancora Equity Fund	Ancora Special Opportunity Fund	Ancora Bancshares	Ancora Homeland Security Fund
Assets					
Investments in securities:					
At Cost	$ 17,347,774	$ 14,201,994	$ 12,496,166	$ 1,912,739	$ 3,149,928
At Fair Value	$ 17,515,361	$ 16,528,408	$ 13,624,958	$ 2,254,466	$ 2,966,409
Cash	40,000	9,240	25,200	208	-
Interest receivable	5,509	7,965	10,869	1,415	1,236
Dividends receivable	52,503	27,033	2,164	1,605	100
Receivable for fund shares sold	2,000	-	-	-	-
Prepaid expenses	1,050	962	998	354	448
Total assets	17,616,423	16,573,608	13,664,189	2,258,048	2,968,193
Liabilities					
Payable for investments purchased	-	-	152,191	47,330	-
Payable for distributions to shareholders	-	114,407	-	-	-
Payable to advisor	14,992	14,467	11,725	3,072	1,853
12b-1 fees payable	12,254	15,852	10,106	541	2,838
Administration fees payable	1,483	1,447	1,172	191	196
Accrued expenses	15,619	14,899	14,426	13,469	15,024
Total liabilities	44,348	161,072	189,620	64,603	19,911
Net Assets:	$ 17,572,075	$ 16,412,536	$ 13,474,569	$ 2,193,445	$ 2,948,282
(unlimited number of shares authorized)					
Net Assets consist of:					
Paid in capital	17,806,170	14,130,122	12,564,167	1,851,718	3,151,352
Accumulated net realized (loss) on:					
Investment securities	(401,682)	(44,000)	(218,390)	-	(19,551)
Net unrealized appreciation (depreciation) on:					-
Investment securities	167,587	2,326,414	1,128,792	341,727	(183,519)
Net Assets	$ 17,572,075	$ 16,412,536	$ 13,474,569	$ 2,193,445	$ 2,948,282

* See accompanying notes which are an integral part of the financial statements

STATEMENTS OF ASSETS & LIABILITIES - As of December 31, 2006 (continued)

	Ancora Income Fund	Ancora Equity Fund	Ancora Special Opportunity Fund	Ancora Bancshares	Ancora Homeland Security Fund
Shares Outstanding	1,805,335	1,366,491	2,477,286	201,327	317,472
Class C:					
Net assets applicable to Class C shares	$ 11,399,031	$10,419,963	$ 7,376,186	N/A	$ 1,809,773
Shares outstanding (unlimited numbers of shares authorized)	1,173,035	872,143	1,365,629	N/A	195,290
Net asset value, offering price, and redemption price per share	$ 9.72	$ 11.95	$ 5.40	N/A	$ 9.27
Class D:					
Net assets applicable to Class D shares	$ 6,173,044	$ 5,992,573	$ 6,098,383	$ 2,193,445	$ 1,138,509
Shares outstanding (unlimited numbers of shares authorized)	632,300	494,348	1,111,657	201,327	122,182
Net asset value and offering price per share	$ 9.76	$ 12.12	$ 5.49	$ 10.89	$ 9.32
Minimum redemption price per share	N/A	N/A	N/A	$ 10.70 [a]	N/A

* See accompanying notes which are an integral part of the financial statements

(a) Shares are subject to a 1.75% redemption fee on shares redeemed within one year of purchase. The fee decreases to 1.00% in the second year and is eliminated after that.

STATEMENTS OF OPERATIONS - For the Year-Ended December 31, 2006

	Ancora Income Fund	Ancora Equity Fund	Ancora Special Opportunity Fund	Ancora Bancshares	Ancora Homeland Security Fund [a]
Investment Income					
Dividend income	$ 1,218,061	$ 258,550	$ 179,912	$ 44,480	$ 5,813
Interest income	39,597	65,176	100,331	7,361	31,468
Total Income	1,257,658	323,726	280,243	51,841	37,281
Expenses					
Investment advisor fee	172,071	160,776	139,442	32,936	27,601
12b-1 fees					
Class C	58,126	73,505	54,753	-	12,054
Class D	13,955	15,693	16,609	5,485	2,922
Fund accounting expenses	33,704	31,250	29,655	21,341	21,724
Transfer agent expenses	9,300	9,300	10,075	4,663	4,650
Legal expenses	8,717	8,141	8,141	8,141	6,195
Administration expenses	17,191	16,078	13,944	2,196	2,776
Insurance expenses	849	820	1,220	1,062	681
Custodian expenses	5,553	4,100	8,932	1,178	2,513
Auditing expenses	8,500	8,500	8,500	8,500	8,500
Printing expenses	1,210	1,203	1,052	702	700
Trustees expenses	3,050	3,500	2,651	1,290	800
Miscellaneous expenses	4,102	3,587	2,443	2,771	3,370
Registration expenses	570	569	1,201	542	1,076
Total Expenses	336,898	337,022	298,618	90,807	95,562
Waived fees	(6,106)	-	-	-	-
Total operating expenses	330,792	337,022	298,618	90,807	95,562
Net Investment Income (Loss)	926,866	(13,296)	(18,375)	(38,966)	(58,281)
Realized & Unrealized Gain (Loss)					
Net realized gain (loss) on investment securities	(83,955)	340,308	(215,741)	16,993	(19,551)
Capital gain distributions from investment companies	-	11,330	30,900	-	-
Change in unrealized appreciation (depreciation) on investment securities	579,830	1,563,149	768,129	215,925	(183,519)
Net realized and unrealized gain (loss) on investment securities	495,875	1,914,787	583,288	232,918	(203,070)
Net increase (decrease) in net assets resulting from operations	$ 1,422,741	$ 1,901,491	$ 564,913	$ 193,952	$ (261,351)

* See accompanying notes which are an integral part of the financial statements

[a] For the period January 10, 2006 (commencement of operations) through December 31, 2006.

STATEMENTS OF CHANGES IN NET ASSETS

	Ancora Income Fund Year Ended 12/31/06	Ancora Income Fund Year Ended 12/31/05
Increase (Decrease) in Net Assets Operations		
Net investment income (loss)	$ 926,866	$ 758,842
Net realized gain (loss) on investment securities	(83,955)	(231,219)
Capital gain distributions from investment companies	-	14,654
Change in net unrealized appreciation (depreciation)	579,830	(514,774)
Net increase (decrease) in net assets resulting from operations	1,422,741	27,503
Distributions		
From net investment income, Class C	(615,844)	(519,564)
From net investment income, Class D	(311,022)	(241,469)
From short-term capital gains, Class C	-	-
From short-term capital gains, Class D	-	-
From long-term capital gains, Class C	-	-
From long-term capital gains, Class D	-	-
From return of capital, Class C	(50,698)	(32,289)
From return of capital, Class D	(29,176)	(2,862)
Total distributions	(1,006,740)	(796,184)
Capital Share Transactions - Class C		
Proceeds from sale of shares	2,159,214	5,491,323
Shares issued in reinvestment of dividends	192,727	107,280
Shares redeemed	(2,272,824)	(1,602,236)
	79,117	3,996,367
Capital Share Transactions - Class D		
Proceeds from sale of shares	1,556,791	2,289,558
Shares issued in reinvestment of dividends	172,085	67,062
Shares redeemed	(738,299)	(405,822)
	990,577	1,950,798
Net increase in net assets resulting fom capital share transactions	1,069,693	5,947,165
Total increase in net assets	1,485,694	5,178,484
Net Assets		
Beginning of period	$ 16,086,381	$ 10,907,897
End of period	$ 17,572,075	$ 16,086,381
Accumulated undistributed net investment income	$ -	$ -
Capital Share Transactions - C Shares		
Shares sold	225,541	543,212
Shares issued in reinvestment of distributions	20,212	11,068
Shares repurchased	(237,278)	(163,551)
Net increase from capital share transactions	8,475	390,729
Capital Share Transactions - D Shares		
Shares sold	161,661	231,391
Shares issued in reinvestment of distributions	17,916	6,925
Shares repurchased	(76,760)	(41,412)
Net increase from capital share transactions	102,817	196,904

* See accompanying notes which are an integral part of the financial statements

STATEMENTS OF CHANGES IN NET ASSETS - (continued)

	Ancora Equity Fund Year Ended 12/31/06	Ancora Equity Fund Year Ended 12/31/05
Increase (Decrease) in Net Assets Operations		
Net investment income (loss)	$ (13,296)	$ (102,794)
Net realized gain (loss) on investment securities	340,308	773,020
Capital gain distributions from investment companies	11,330	-
Change in net unrealized appreciation (depreciation)	1,563,149	(221,700)
Net increase (decrease) in net assets resulting from operations	1,901,491	448,526
Distributions		
From net investment income, Class C	-	-
From net investment income, Class D	-	-
From short-term capital gains, Class C	(362)	(168,400)
From short-term capital gains, Class D	(251)	(119,111)
From long-term capital gains, Class C	(229,147)	(243,561)
From long-term capital gains, Class D	(129,358)	(172,272)
From return of capital, Class C	(77,443)	-
From return of capital, Class D	(43,798)	-
Total distributions	(480,359)	(703,344)
Capital Share Transactions - Class C		
Proceeds from sale of shares	1,844,327	3,239,815
Shares issued in reinvestment of dividends	174,676	197,188
Shares redeemed	(1,320,690)	(777,887)
	698,313	2,659,116
Capital Share Transactions - Class D		
Proceeds from sale of shares	757,813	3,884,504
Shares issued in reinvestment of dividends	121,814	163,969
Shares redeemed	(1,578,915)	362,835
	(699,288)	3,685,638
Net increase (decrease) in net assets resulting from capital share transactions	(975)	6,344,754
Total increase in net assets	1,420,157	6,089,936
Net Assets		
Beginning of period	$ 14,992,379	$ 8,902,443
End of period	$ 16,412,536	$ 14,992,379
Accumulated undistributed net investment income	$ -	$ -
Capital Share Transactions - C Shares		
Shares sold	164,022	287,952
Shares issued in reinvestment of distributions	14,524	17,926
Shares repurchased	(112,902)	(69,365)
Net increase from capital share transactions	65,644	236,513
Capital Share Transactions - D Shares		
Shares sold	66,600	356,592
Shares issued in reinvestment of distributions	9,988	14,772
Shares repurchased	(141,146)	(32,525)
Net increase (decrease) from capital share transactions	(64,558)	338,839

* See accompanying notes which are an integral part of the financial statements

STATEMENTS OF CHANGES IN NET ASSETS - (continued)

	Ancora Special Opportunity Fund Year Ended 12/31/06	Ancora Special Opportunity Fund Year Ended 12/31/05
Increase (Decrease) in Net Assets Operations		
Net investment income (loss)	$ (18,375)	$(107,837)
Net realized gain (loss) on investment securities	(215,741)	1,085,493
Capital gain distributions from investment companies	30,900	20,520
Change in net unrealized appreciation (depreciation)	768,129	(464,280)
Net increase (decrease) in net assets resulting from operations	564,913	533,896
Distributions		
From short-term capital gains, Class C	(7,206)	(381,039)
From short-term capital gains, Class D	(6,013)	(425,976)
From long-term capital gains, Class C	(10,527)	(138,539)
From long-term capital gains, Class D	(10,287)	(165,074)
From return of capital, Class C	(212,541)	-
From return of capital, Class D	(171,780)	-
Total distributions	(418,354)	(1,110,628)
Capital Share Transactions - Class C		
Proceeds from sale of shares	2,082,544	2,735,851
Shares issued in reinvestment of dividends	72,668	155,229
Shares redeemed	(834,966)	(505,182)
	1,320,246	2,385,898
Capital Share Transactions - Class D		
Proceeds from sale of shares	664,422	4,577,726
Shares issued in reinvestment of dividends	107,085	235,650
Shares redeemed	(1,860,061)	(734,773)
	(1,088,554)	4,078,603
Net increase in net assets resulting from capital share transactions	231,692	6,464,501
Total increase in net assets	378,251	5,887,769
Net Assets		
Beginning of period	$ 13,096,318	$ 7,208,549
End of period	$ 13,474,569	$ 13,096,318
Accumulated undistributed net investment income	$ -	$ -
Capital Share Transactions - C Shares		
Shares sold	391,761	500,982
Shares issued in reinvestment of distributions	13,517	29,309
Shares repurchased	(152,483)	(92,098)
Net increase from capital share transactions	252,795	438,193
Capital Share Transactions - D Shares		
Shares sold	123,230	859,247
Shares issued in reinvestment of distributions	19,588	44,036
Shares repurchased	(363,730)	(132,348)
Net increase (decrease) from capital share transactions	(220,912)	770,935

* See accompanying notes which are an integral part of the financial statements

STATEMENTS OF CHANGES IN NET ASSETS - (continued)

	Ancora Bancshares Fund Year Ended 12/31/06	Ancora Bancshares Fund Year Ended 12/31/05
Increase (Decrease) in Net Assets Operations		
Net investment income (loss)	$ (38,966)	$ (63,836)
Net realized gain (loss) on investment securities	16,993	38,444
Capital gain distributions from investment companies	-	2,479
Change in net unrealized appreciation (depreciation)	215,925	(136,371)
Net increase (decrease) in net assets resulting from operations	193,952	(159,284)
Distributions		
From short-term capital gains, Class D	-	-
From long-term capital gains, Class D	(14,816)	(27,347)
From return of capital, Class D	(13,531)	-
Total distributions	(28,347)	(27,347)
Capital Share Transactions - Class A		
Proceeds from sale of shares	-	-
Shares issued in reinvestment of dividends	-	-
Shares redeemed	-	(79,148)
	-	(79,148)
Capital Share Transactions - Class D		
Proceeds from sale of shares	5,000	143,935
Shares issued in reinvestment of dividends	9,963	8,733
Shares issued – merger of Class A Shares	-	79,148
Shares redeemed	(145,439	(808,232)
	(130,476)	(576,416)
Net increase (decrease) in net assets resulting from capital share transactions	(130,476)	(655,564)
Total increase (decrease) in net assets	35,129	(842,195)
Net Assets		
Beginning of period	$ 2,158,316	$ 3,000,511
End of period	$ 2,193,445	$ 2,158,316
Accumulated undistributed net investment income	$ -	$ -
Capital Share Transactions - A Shares		
Shares sold	-	-
Shares issued in reinvestment of distributions	-	-
Shares repurchased	-	(7,684)
Net (decrease) from capital share transactions	-	(7,684)
Capital Share Transactions - D Shares		
Shares sold	495	13,778
Shares issued in reinvestment of distributions	922	851
Shares issued – merger of Class A Shares	-	7,692
Shares repurchased	(13,759)	(77,436)
Net (decrease) from capital share transactions	(12,342)	(55,115)

* See accompanying notes which are an integral part of the financial statements

STATEMENTS OF CHANGES IN NET ASSETS - (continued)

	Ancora Homeland Fund Year Ended 12/31/06 [a]
Increase (Decrease) in Net Assets Operations	
Net investment income (loss)	$ (58,281)
Net realized gain (loss) on investment securities	(19,551)
Capital gain distributions from investment companies	-
Change in net unrealized appreciation (depreciation)	(183,519)
Net increase (decrease) in net assets resulting from operations	(261,351)
Distributions	
From short-term capital gains, Class C	-
From short-term capital gains, Class D	-
From long-term capital gains, Class C	-
From long-term capital gains, Class D	-
Total distributions	-
Capital Share Transactions - Class C	
Proceeds from sale of shares	2,016,814
Shares issued in reinvestment of dividends	-
Shares redeemed	(57,802)
	1,959,012
Capital Share Transactions - Class D	
Proceeds from sale of shares	1,523,435
Shares issued in reinvestment of dividends	-
Shares redeemed	(272,814)
	1,250,621
Net increase in net assets resulting from capital share transactions	3,209,633
Total increase in net assets	2,948,282
Net Assets	
Beginning of period	$ -
End of period	$ 2,948,282
Accumulated undistributed net investment income	$ -
Capital Share Transactions - C Shares	
Shares sold	201,490
Shares issued in reinvestment of distributions	-
Shares repurchased	(6,200)
Net increase from capital share transactions	195,290
Capital Share Transactions - D Shares	
Shares sold	152,585
Shares issued in reinvestment of distributions	-
Shares repurchased	(30,403)
Net increase from capital share transactions	122,182

* See accompanying notes which are an integral part of the financial statements

[a] For the period January 10, 2006 (commencement of operations) through December 31, 2006.

FINANCIAL REVIEW

FINANCIAL HIGHLIGHTS FOR A FUND SHARE OUTSTANDING – throughout the period

CLASS C SHARES	Ancora Income Fund Year Ended 12/31/06	Ancora Income Fund Year Ended 12/31/05	Ancora Income Fund Year Ended 12/31/04 [a]
Selected Per Share Data			
Net asset value, beginning of period	$ 9.48	$ 9.97	$ 10.00
Income from investment operations			
Net investment income (loss)	0.51 [e]	0.53 [e]	0.50
Net realized and unrealized gain (loss)	0.28	(0.47)	(0.03)
Total from investment operations	0.79	0.06	0.47
Less Distributions to shareholders:			
From net investment income	(0.51)	(0.52)	(0.50)
From net realized gain	-	-	-
From return of capital	(0.04)	(0.03)	-
Total distributions	(0.55)	(0.55)	(0.50)
Net asset value, end of period	$ 9.72	$ 9.48	$ 9.97
Total Return [c]	8.60%	0.60%	4.89% [b]
Ratios and Supplemental Data			
Net assets, end of period (000)	$ 11,399	$ 11,043	$ 7,585
Ratio of expenses to average net assets	2.00%	2.00%	2.00% [d]
Ratio of expenses to average net assets before waiver & reimbursement	2.04%	2.19%	2.51% [d]
Ratio of net investment income (loss) to average net assets	5.30%	5.38%	5.54% [d]
Ratio of net investment income (loss) to average net assets before waiver & reimbursement	5.26%	5.17%	5.03% [d]
Portfolio turnover rate	39.89%	87.08%	84.62%

* See accompanying notes which are an integral part of the financial statements

(a) For the period January 5, 2004 (commencement of operations) through December 31, 2004.
(b) Not annualized.
(c) Total return in the above table represents the rate that the investor would have earned or lost on an investment in the Fund, assuming reinvestment of dividends.
(d) Annualized.
(e) Net investment income (loss) per share is based on average shares outstanding.

FINANCIAL HIGHLIGHTS FOR A FUND SHARE OUTSTANDING – throughout the period

CLASS C SHARES	Ancora Equity Fund Year Ended 12/31/06	Ancora Equity Fund Year Ended 12/31/05	Ancora Equity Fund Year Ended 12/31/04 [a]
Selected Per Share Data			
Net asset value, beginning of period	$ 10.94	$ 11.25	$ 10.00
Income from investment operations			
Net investment income (loss)	(0.03) [e]	(0.12) [e]	(0.13)
Net realized and unrealized gain (loss)	1.40	0.35	1.38
Total from investment operations	1.37	0.23	1.25
Less Distributions to shareholders:			
From net investment income	-	-	-
From net realized gain	(0.27)	(0.54)	-
From return of capital	(0.09)	-	-
Total distributions	(0.36)	(0.54)	-
Net asset value, end of period	$ 11.95	$ 10.94	$ 11.25
Total Return [c]	12.49%	1.98%	12.50% [b]
Ratios and Supplemental Data			
Net assets, end of period (000)	$ 10,420	$ 8,823	$ 6,415
Ratio of expenses to average net assets	2.30%	2.53%	2.92% [d]
Ratio of expenses to average net assets before waiver & reimbursement	2.30%	2.53%	2.92% [d]
Ratio of net investment income (loss) to average net assets	(0.26)%	(1.06)%	(1.77)% [d]
Ratio of net investment income (loss) to average net assets before waiver & reimbursement	(0.26)%	(1.06)%	(1.77)% [d]
Portfolio turnover rate	67.09%	58.79%	45.33%

* See accompanying notes which are an integral part of the financial statements

(a) For the period January 5, 2004 (commencement of operations) through December 31, 2004.
(b) Not annualized.
(c) Total return in the above table represents the rate that the investor would have earned or lost on an investment in the Fund, assuming reinvestment of dividends.
(d) Annualized.
(e) Net investment income (loss) per share is based on average shares outstanding.

FINANCIAL REVIEW

FINANCIAL HIGHLIGHTS FOR A FUND SHARE OUTSTANDING – throughout the period

CLASS C SHARES	Ancora Special Opport Fund Year Ended 12/31/06	Ancora Special Opport Fund Year Ended 12/31/05	Ancora Special Opport Fund Year Ended 12/31/04 [a]
Selected Per Share Data			
Net asset value, beginning of period	$5.33	$ 5.82	$ 5.00
Income from investment operations			
Net investment income (loss)	(0.02) [e]	(0.07) [e]	(0.04)
Net realized and unrealized gain (loss)	0.26	0.09	0.98
Total from investment operations	0.24	0.02	0.94
Less Distributions to shareholders:			
From net realized gain	(0.01)	(0.51)	(0.12)
From return of capital	(0.16)	-	-
Total distributions	(0.17)	(0.51)	(0.12)
Net asset value, end of period	$ 5.40	$ 5.33	$ 5.82
Total Return [c]	4.52%	0.47%	18.73% [b]
Ratios and Supplemental Data			
Net assets, end of period (000)	$ 7,376	$ 5,927	$ 3,925
Ratio of expenses to average net assets	2.38%	2.64%	3.16% [d]
Ratio of expenses to average net assets before waiver & reimbursement	2.38%	2.64%	3.16% [d]
Ratio of net investment income (loss) to average net assets	(0.43)%	(1.30)%	(1.07)% [d]
Ratio of net investment income (loss) to average net assets before waiver & reimbursement	(0.43)%	(1.30)%	(1.07)% [d]
Portfolio turnover rate	22.18%	156.99%	110.48%

* See accompanying notes which are an integral part of the financial statements

(a) For the period January 5, 2004 (commencement of operations) through December 31, 2004.
(b) Not annualized.
(c) Total return in the above table represents the rate that the investor would have earned or lost on an investment in the Fund, assuming reinvestment of dividends.
(d) Annualized.
(e) Net investment income (loss) per share is based on average shares outstanding.

FINANCIAL REVIEW

FINANCIAL HIGHLIGHTS FOR A FUND SHARE OUTSTANDING – throughout the period

CLASS C SHARES	**Ancora Homeland Fund Year Ended 12/31/06** [a]
Selected Per Share Data	
Net asset value, beginning of period	$ 10.00
Income from investment operations	
Net investment income (loss) [e]	(0.22)
Net realized and unrealized gain (loss)	(0.51)
Total from investment operations	(0.73)
Less Distributions to shareholders:	
From net realized gain	-
Total distributions	-
Net asset value, end of period	$ 9.27
Total Return [c]	(7.30%) [b]
Ratios and Supplemental Data	
Net assets, end of period (000)	$ 1,810
Ratio of expenses to average net assets	3.64% [d]
Ratio of expenses to average net assets before waiver & reimbursement	3.64% [d]
Ratio of net investment income (loss) to average net assets	(2.32)% [d]
Ratio of net investment income (loss) to average net assets before waiver & reimbursement	(2.32)% [d]
Portfolio turnover rate	2.93%

* See accompanying notes which are an integral part of the financial statements

(a) For the period January 10, 2006 (commencement of operations) through December 31, 2006.
(b) Not annualized.
(c) Total return in the above table represents the rate that the investor would have earned or lost on an investment in the Fund, assuming reinvestment of dividends.
(d) Annualized.
(e) Net investment income (loss) per share is based on average shares outstanding.

FINANCIAL REVIEW

FINANCIAL HIGHLIGHTS FOR A FUND SHARE OUTSTANDING – throughout the period

CLASS D SHARES	Ancora Income Fund Year Ended 12/31/06	Ancora Income Fund Year Ended 12/31/05	Ancora Income Fund Year Ended 12/31/04 [a]
Selected Per Share Data			
Net asset value, beginning of period	$ 9.52	$ 9.99	$ 10.00
Income from investment operations			
Net investment income (loss)	0.53 [e]	0.55 [e]	0.51
Net realized and unrealized gain (loss)	0.29	(0.47)	(0.02)
Total from investment operations	0.82	0.08	0.49
Less Distributions to shareholders:			
From net investment income	(0.53)	(0.54)	(0.50)
From net realized gain	-	-	-
From return of capital	(0.05)	(0.01)	-
Total distributions	(0.58)	(0.55)	(0.50)
Net asset value, end of period	$ 9.76	$ 9.52	$ 9.99
Total Return [c]	8.87%	0.80%	5.10% [b]
Ratios and Supplemental Data			
Net assets, end of period (000)	$ 6,173	$ 5,043	$ 3,322
Ratio of expenses to average net assets	1.75%	1.75%	1.75% [d]
Ratio of expenses to average net assets before waiver & reimbursement	1.79%	1.96%	2.26% [d]
Ratio of net investment income (loss) to average net assets	5.57%	5.59%	5.88% [d]
Ratio of net investment income (loss) to average net assets before waiver & reimbursement	5.53%	5.44%	5.37% [d]
Portfolio turnover rate	39.89%	87.08%	84.62%

* See accompanying notes which are an integral part of the financial statements

(a)   For the period January 5, 2004 (commencement of operations) through December 31, 2004.
(b)   Not annualized.
(c)   Total return in the above table represents the rate that the investor would have earned or lost on an investment in the Fund, assuming reinvestment of dividends.
(d)   Annualized.
(e)   Net investment income (loss) per share is based on average shares outstanding.

FINANCIAL REVIEW

FINANCIAL HIGHLIGHTS FOR A FUND SHARE OUTSTANDING – throughout the period

CLASS D SHARES	Ancora Equity Fund Year Ended 12/31/06	Ancora Equity Fund Year Ended 12/31/05	Ancora Equity Fund Year Ended 12/31/04 [a]
Selected Per Share Data			
Net asset value, beginning of period	$ 11.04	$ 11.30	$ 10.00
Income from investment operations			
Net investment income (loss)	0.02 [e]	(0.03) [e]	(0.12)
Net realized and unrealized gain (loss)	1.42	0.31	1.42
Total from investment operations	1.44	0.28	1.30
Less Distributions to shareholders:			
From net investment income	-	-	-
From net realized gain	(0.27)	(0.54)	-
From return of capital	(0.09)	-	-
Total distributions	(0.36)	(0.54)	-
Net asset value, end of period	$ 12.12	$ 11.04	$ 11.30
Total Return [c]	13.01%	2.46%	13.00% [b]
Ratios and Supplemental Data			
Net assets, end of period (000)	$ 5,993	$ 6,170	$ 2,487
Ratio of expenses to average net assets	1.80%	2.10%	2.43% [d]
Ratio of expenses to average net assets before waiver & reimbursement	1.80%	2.10%	2.43% [d]
Ratio of net investment income (loss) to average net assets	0.20%	(0.57)%	(1.35)% [d]
Ratio of net investment income (loss) to average net assets before waiver & reimbursement	0.20%	(0.57)%	(1.35)% [d]
Portfolio turnover rate	67.09%	58.79%	45.33%

* See accompanying notes which are an integral part of the financial statements

(a)   For the period January 5, 2004 (commencement of operations) through December 31, 2004.
(b)   Not annualized.
(c)   Total return in the above table represents the rate that the investor would have earned or lost on an investment in the Fund, assuming reinvestment of dividends.
(d)   Annualized.
(e)   Net investment income (loss) per share is based on average shares outstanding.

FINANCIAL HIGHLIGHTS FOR A FUND SHARE OUTSTANDING – throughout the period

CLASS D SHARES	Ancora Special Opport Fund Year Ended 12/31/06	Ancora Special Opport Fund Year Ended 12/31/05	Ancora Special Opport Fund Year Ended 12/31/04 [a]
Selected Per Share Data			
Net asset value, beginning of period	$ 5.38	$ 5.85	$ 5.00
Income from investment operations			
Net investment income (loss)	0.01 [e]	(0.04) [e]	(0.03)
Net realized and unrealized gain (loss)	0.27	0.08	1.00
Total from investment operations	0.28	0.04	0.97
Less Distributions to shareholders:			
From net investment income	-	-	-
From net realized gain	(0.01)	(0.51)	(0.12)
From return of capital	(0.16)	-	-
Total distributions	(0.17)	(0.51)	(0.12)
Net asset value, end of period	$ 5.49	$ 5.38	$ 5.85
Total Return [c]	5.23%	0.79%	19.33% [b]
Ratios and Supplemental Data			
Net assets, end of period (000)	$ 6,098	$ 7,170	$ 3,284
Ratio of expenses to average net assets	1.88%	2.18%	2.67% [d]
Ratio of expenses to average net assets before waiver & reimbursement	1.88%	2.18%	2.67% [d]
Ratio of net investment income (loss) to average net assets	0.19%	(0.81)%	(0.76)% [d]
Ratio of net investment income (loss) to average net assets before waiver & reimbursement	0.19%	(0.81)%	(0.76)% [d]
Portfolio turnover rate	22.18%	156.99%	110.48%

* See accompanying notes which are an integral part of the financial statements

(a) For the period January 5, 2004 (commencement of operations) through December 31, 2004.
(b) Not annualized.
(c) Total return in the above table represents the rate that the investor would have earned or lost on an investment in the Fund, assuming reinvestment of dividends.
(d) Annualized.
(e) Net investment income (loss) per share is based on average shares outstanding.

FINANCIAL HIGHLIGHTS FOR A FUND SHARE OUTSTANDING – throughout the period

CLASS D SHARES	Ancora Bancshares Fund Year Ended 12/31/06	Ancora Bancshares Fund Year Ended 12/31/05	Ancora Bancshares Fund Year Ended 12/31/04 [a]
Selected Per Share Data			
Net asset value, beginning of period	$ 10.10	$ 10.85	$ 10.00
Income from investment operations			
Net investment income (loss)	(0.18) [f]	(0.25) [f]	(0.29)
Net realized and unrealized gain (loss)	1.11	(0.37)	1.14
Total from investment operations	0.93	(0.62)	0.85
Less Distributions to shareholders:			
From net investment income	-	-	-
From net realized gain	(0.07)	(0.13)	-
From return of capital	(0.07)	-	-
Total distributions	(0.14)	(0.13)	
Paid in capital from redemption fees [b]	-	-	-
Net asset value, end of period	$ 10.89	$ 10.10	$ 10.85
Total Return [d]	9.23%	(5.75)%	8.50% [c]
Ratios and Supplemental Data			
Net assets, end of period (000)	$ 2,193	$ 2,158	$ 2,917
Ratio of expenses to average net assets	4.14%	4.55%	4.19% [e]
Ratio of expenses to average net assets before waiver & reimbursement	4.14%	4.55%	4.19% [e]
Ratio of net investment income (loss) to average net assets	(1.78)%	(2.48)%	(3.41)% [e]
Ratio of net investment income (loss) to average net assets before waiver & reimbursement	(1.78)%	(2.48)%	(3.41)% [e]
Portfolio turnover rate	8.39%	45.31%	57.50%

* See accompanying notes which are an integral part of the financial statements

(a) For the period January 6, 2004 (commencement of operations) through December 31, 2004.
(b) Redemption fees resulted in less than $0.01 per share.
(c) Not annualized.
(d) Total return in the above table represents the rate that the investor would have earned or lost on an investment in the Fund, assuming reinvestment of dividends.
(e) Annualized.
(f) Net investment income (loss) per share is based on average shares outstanding.

FINANCIAL HIGHLIGHTS FOR A FUND SHARE OUTSTANDING – throughout the period

CLASS D SHARES	Ancora Homeland Fund Year Ended 12/31/06 [a]
Selected Per Share Data	
Net asset value, beginning of period	$ 10.00
Income from investment operations	
Net investment income (loss)	(0.17) [e]
Net realized and unrealized gain (loss)	(0.51)
Total from investment operations	(0.68)
Less Distributions to shareholders:	
From net realized gain	-
Total distributions	-
Net asset value, end of period	$ 9.32
Total Return [c]	(6.80%) [b]
Ratios and Supplemental Data	
Net assets, end of period (000)	$ 1,139
Ratio of expenses to average net assets	3.14% [d]
Ratio of expenses to average net assets before waiver & reimbursement	3.14% [d]
Ratio of net investment income (loss) to average net assets	(1.78%) [d]
Ratio of net investment income (loss) to average net assets before waiver & reimbursement	(1.78%) [d]
Portfolio turnover rate	2.93%

* See accompanying notes which are an integral part of the financial statements

(a) For the period January 10, 2006 (commencement of operations) through December 31, 2006.
(b) Not annualized.
(c) Total return in the above table represents the rate that the investor would have earned or lost on an investment in the Fund, assuming reinvestment of dividends.
(d) Annualized.
(e) Net investment income (loss) per share is based on average shares outstanding.

Ancora Trust
Notes to the Financial Statements
December 31, 2006

NOTE 1. ORGANIZATION

Ancora Income Fund (the "Income Fund"), Ancora Equity Fund (the "Equity Fund"), Ancora Special Opportunity Fund (the "Special Opportunity Fund"), Ancora Bancshares (the "Bancshares") and Ancora Homeland Security Fund ("Homeland Security Fund") (each, a "Fund" and collectively, the "Funds") are each a separate series of Ancora Trust (the "Trust"), an Ohio business trust under a Declaration of Trust dated August 20, 2003. The Trust's Declaration of Trust permits the Trust to issue an unlimited number of shares of beneficial interest representing interests in separate funds of securities, and it permits the Trust to offer separate classes of each such series. The Income Fund's investment objective is to obtain a high level of income, with a secondary objective of capital appreciation. The Equity Fund's investment objective is obtaining a high total return, a combination of income and capital appreciation in the value of its shares. The Special Opportunity Fund's investment objective is obtaining a high total return. The Bancshares's investment objective is obtaining a high total return. The Homeland Security Fund's investment objective is to obtain a high total return. Each Fund is an "open-end" management investment company as defined in the Investment Company Act of 1940, as amended (the "1940 Act"). Each Fund, other than Bancshares and Homeland Security Fund, is a "diversified" company as defined in the 1940 Act. The Board of Trustees (the "Board") of the Trust has authorized that shares of the Funds may be offered in two classes: Class C and Class D. Class C and Class D shares are identical, except as to minimum investment requirements and the services offered to and expenses borne by each class. Class C shares are a no-load share class. Class D shares are offered continuously at net asset value. There is a redemption fee for Class D of Bancshares of 1.75% in the first year declining to 1.00% in the second year and eliminated thereafter. Each class is subject to a different distribution and shareholder service fee. Income and realized/unrealized gains or losses are allocated to each class based on relative net assets. The investment advisor of the Funds is Ancora Advisors LLC (the "Advisor").

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed by the Funds in the preparation of their financial statements.

Security Valuation - The value of each portfolio instrument held by the Funds is determined by using market prices. Market prices may be determined on the basis of prices furnished by a pricing service. If market quotations are not readily available or if an event occurs after the close of the exchange on which the Funds' portfolio securities are principally traded, which, in the Advisor's opinion has materially affected the price of those securities, the Funds may use fair value pricing procedures established by the Board of Trustees to determine fair value of such securities. When fair value pricing is employed, the prices of securities used by the Funds to calculate their net asset value may differ from quoted or published prices of the same securities.

FASB 157
In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of SFAS No. 157 are effective for fiscal years beginning after November 15, 2007. SFAS No. 157 provides a single definition of fair value, a hierarchy for measuring fair value and expanded disclosures about fair value measurements. Management is evaluating the application of SFAS No. 157 to the Funds and believes the impact will be limited to expanding disclosures resulting from the adoption of SFAS No. 157 on the Funds' financial statements.

Use Of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES – continued

Federal Income Taxes - The Funds' policy is to continue to comply with the requirements of sub-chapter M of the Internal Revenue Code, as amended, that are applicable to regulated investment companies and to distribute all its taxable income to its shareholders. Therefore, no federal income tax provision is required.

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation 48 (FIN 48), "Accounting for Uncertainty in Income Taxes." The standard defines the threshold for recognizing the benefits of a tax-return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority and requires the measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50% likely to be realized. FIN 48 is effective as of the beginning of the fiscal year beginning after December 15, 2006 (January 1, 2007 for calendar-year companies). At adoption, companies must adjust their financial statements to reflect only those tax positions that are more-likely-than-not to be sustained as of the adoption date. Fund management is currently evaluating the impact that FIN 48 will have on the Funds' financial statements.

Distributions To Shareholders – The Income Fund intends to distribute substantially all of its net investment income, if any, as dividends to its shareholders on a monthly basis. The Equity Fund, Special Opportunity Fund, Bancshares and Homeland Security Fund intend to distribute substantially all of their net investment income, if any, as dividends to their shareholders on at least an annual basis. Distributions to shareholders are recorded on the ex-dividend date. All the Funds intend to distribute their net realized long term capital gains and net realized short term capital gains, if any, at least once a year. The treatment for financial reporting purposes of distributions made to shareholders during the year from net investment income or net realized capital gains may differ from their ultimate treatment for federal income tax purposes. These differences are caused by differences in the timing and recognition of certain components of income, expense, or realized capital gain for federal income tax purposes. Where such differences are permanent in nature, they are reclassified in the components of the net assets based on their ultimate characterization for federal income tax purposes. Any such reclassifications will have no effect on net assets, the results of operations, or net asset value per share of a Fund. At December 31, 2006, the following reclassifications were made.

The Income Fund had a reclassification of $79,874 from distributions in excess of net investment income to paid in capital. The Equity Fund had a reclassification of $1,091 of net investment loss to net realized short-term gains and $12,205 from net investment loss to paid in capital, in addition to a reclassification of $121,241 of distributions in excess of net realized capital gains to paid in capital. The Special Opportunity Fund had a reclassification of $18,375 of net investment loss to paid in capital, and a reclassification of $395,350 of distributions in excess of net realized capital gains to paid in capital, in addition to a reclassification of $11,029 of net investment loss to net realized short term gains. Bancshares had a reclassification of $2,857 of net investment loss to net realized short-term gains and $36,109 of net investment loss to paid in capital, in addition to a reclassification of $13,531 of distributions in excess of net realized capital gains. Homeland Security Fund had a reclassification of $58,281 of net investment loss to paid in capital.

Other - The Funds follow industry practice and record security transactions based on the trade date. The specific identification method is used for determining gains or losses for financial statements and income tax purposes. Dividend income is recorded on the ex-dividend date and interest income is recorded on an accrual basis. Discounts and premiums on securities purchased are amortized or accreted using the effective interest method.

Expenses – Expenses incurred by the Trust that do not relate to a specific fund of the Trust are allocated to the individual funds based on each funds' relative net assets or other appropriate basis as determined by the Board.

NOTE 3. FEES AND OTHER TRANSACTIONS WITH AFFILIATES

The Trust retains Ancora Advisors LLC to manage the Funds' investments. As a controlling member of the Advisor, Richard A. Barone, Chairman of the Trust, is regarded to control the Advisor for purposes of the 1940 Act. Under the terms of the Investment Advisory Agreement, (the "Agreement"), the Advisor manages the Funds' investments in accordance with the stated policies of the Funds, subject to approval of the Board. The Advisor makes investment decisions for each Fund and places the purchase and sale orders for portfolio transactions. As compensation for management services, the Income Fund, Equity Fund, Special Opportunity Fund and Homeland Security Fund are obligated to pay the Advisor a fee computed and accrued daily and paid monthly at an annual rate of 1.00% of the average daily net assets of each Fund. The Bancshares is obligated to pay the Advisor a fee computed and accrued daily and paid monthly at an annual rate of 1.50% of the average daily net assets of the Fund. For the year ended December 31, 2006, the Advisor earned fees of $172,071 from the Income Fund, $160,776 from the Equity Fund, $139,442 from the Special Opportunity Fund, $32,936 from the Bancshares, and $27,601 from the Homeland Security Fund. The Advisor has voluntarily agreed to waive management fees in order to limit total annual operating expenses for the Income Fund to 2.00% for Class C shares and 1.75% for Class D Shares. These waivers may be discontinued at any time. For the year ended December 31, 2006, the Advisor waived fees of $6,106 for the Income Fund. At December 31, 2006, payables to the Advisor were $14,992, $14,467, $11,725, $3,072, and $1,853 for the Income Fund, Equity Fund, Special Opportunity Fund, Bancshares and Homeland Security Fund, respectively. The Advisor has voluntarily agreed to waive its fee and/or reimburse the Equity Fund, Special Opportunity Fund, Bancshares and Homeland Security Fund in an amount, if any, by which each of the Funds' total annual operating expenses exceed five percent of the average net assets of such Fund.

The Funds have adopted a Distribution and Shareholder Servicing Plan (each such plan, a "Distribution Plan") pursuant to Rule 12b-1 under the Investment Company Act of 1940 for each class of shares authorized. The principal activities for which payments will be made include (i) compensation of securities dealers (including Ancora Securities Inc.) and others for distribution services and (ii) advertising. In addition, each of the Funds shall pay service fees pursuant to agreements with dealers (including Ancora Securities Inc.) or other servicers. Richard A. Barone, Chairman of the Trust and controlling shareholder of Ancora Capital, Inc., the parent company of Ancora Securities Inc., has an indirect financial interest in the operation of the Plan.

For the year ended December 31, 2006 the fees paid were as follows:

Fund	Annual Rate	Fees Earned	Amount payable at December 31, 2006
Income Fund			
Class C	0.50%	$ 58,126	
Class D	0.25%	13,955	
		$ 72,081	$ 12,254
Equity Fund			
Class C	0.75%	$ 73,505	
Class D	0.25%	15,693	
		$ 89,198	$ 15,852
Special Opportunity Fund			
Class C	0.75%	$ 54,753	
Class D	0.25%	16,609	
		$ 71,362	$ 10,106
Bancshares			
Class D	0.25%	5,485	
		$ 5,485	$ 541
Homeland Security Fund			
Class C	0.75%	$ 12,054	
Class D	0.25%	2,922	
		$ 14,976	$ 2,838

NOTE 3. FEES AND OTHER TRANSACTIONS WITH AFFILIATES - continued

The Funds have entered into an Administration Agreement with Ancora Capital, Inc. Pursuant to the Administration Agreement, each of the Funds will pay an administration fee equal to 0.10% of average net assets of each Fund monthly. Under the Administration Agreement, Ancora Capital, Inc. will assist in maintaining office facilities, furnish clerical services, prepare and file documents with the Securities Exchange Commission, coordinate the filing of tax returns, assist with the preparation of the Funds' Annual and Semi-Annual Reports to shareholders, monitor the Funds' expense accruals and pay all expenses, monitor the Funds' sub-chapter M status, maintain the Funds' fidelity bond, monitor each Funds' compliance with such Funds' policies and limitations as set forth in the Prospectus and Statement of Additional Information and generally assist in the Funds' operations. For the year ended December 31, 2006, Ancora Capital Inc. earned $17,191 from the Income Fund, $16,078 from the Equity Fund, $13,944 from the Special Opportunity Fund, $2,196 from Bancshares, and $2,776 from the Homeland Security Fund. As of December 31, 2006, Ancora Capital Inc. was owed $1,483, $1,447, $1,172, $191, and $196 by the Income Fund, Equity Fund, Special Opportunity Fund, Bancshares and Homeland Security Fund, respectively, for administrative services.

The Funds' Board of Trustees has determined that any portfolio transaction for any of the Funds may be effected through Ancora Securities Inc., if, in the Advisor's judgment, the use of Ancora Securities Inc. is likely to result in price and execution at least as favorable as those of other qualified brokers, and if, in the transaction, Ancora Securities Inc. charges the Fund a commission rate consistent with those charged by Ancora Securities Inc. to comparable unaffiliated customers in similar transactions. For the year ended December 31, 2006, Ancora Securities Inc. received commissions on security transactions of $22,294 for the Income Fund, $18,763 for the Equity Fund, $43,013 for the Special Opportunity Fund, $551 for Bancshares, and $2,715 for Homeland Security Fund.

Effective December 31, 2006, the Trust retains Ancora Securities, Inc. (the "Distributor"), to act as the principal distributor of its shares. The Distributor is an affiliate of the Advisor and serves without compensation.

NOTE 4. INVESTMENTS

For the year ended December 31, 2006, purchases and sales of investment securities, other than short-term investments and short-term U.S. Government obligations were as follows:

	Income Fund	Equity Fund	Special Opportunity Fund	Bancshares	Homeland Security Fund
Purchases					
U.S. Government Obligations	$ -	$ -	$ -	$ -	$ -
Other	7,378,378	9,754,393	2,647,106	172,912	2,994,627
Sales					
U.S. Government Obligations	$ -	$ -	$ -	$ -	$ -
Other	6,484,441	9,934,436	16,075,596	662,327	65,402

At December 31, 2006, the costs of securities for federal income tax purposes were $17,369,913, $14,245,994, $12,714,556, $1,912,739 and $3,149,928 for the Income Fund, Equity Fund, Special Opportunity Fund, Bancshares, and Homeland Security Fund, respectively.

NOTE 4. INVESTMENTS - continued

As of December 31, 2006, the net unrealized appreciation/(depreciation) of investments for tax purposes was as follows:

	Income Fund	Equity Fund	Special Opportunity Fund	Bancshares	Homeland Security Fund
Gross Appreciation	$367,045	$ 2,463,914	$ 1,470,580	$ 370,965	$ 192,384
Gross (Depreciation)	(221,597)	(181,500)	(560,178)	(29,238)	(375,903)
Net App. (Dep.) on Investments	$ 145,448	$ 2,282,414	$ 910,402	$ 341,727	$ (183,519)

NOTE 5. BENEFICIAL OWNERSHIP

The beneficial ownership, either directly or indirectly, of more than 25% of the voting securities of a fund creates a presumption of control of the fund, under Section 2(a)(9) of the Investment Company Act of 1940. As of December 31, 2006 Pershing & Company owned, for the benefit of its customers, the following percentages of the outstanding shares:

Ancora Income Fund Class C	92.03%
Ancora Income Fund Class D	91.12%
Ancora Equity Fund Class C	95.73%
Ancora Equity Fund Class D	97.78%
Ancora Special Opportunity Fund Class C	96.35%
Ancora Special Opportunity Fund Class D	94.81%
Ancora Bancshares Class D	95.04%
Ancora Homeland Security Fund Class C	96.91%
Ancora Homeland Security Fund Class D	100.00%

NOTE 6. CAPITAL LOSS CARRYFORWARDS

At December 31, 2006, the Income Fund had available for federal tax purposes an unused capital loss carryforward of $379,543, of which $62,956 expires in 2012 and $316,587 expires in 2014. The Homeland Security Fund had an unused capital loss carryforward of $19,551, which expires in 2014. To the extent this carryforward is used to offset future capital gains, it is probable that the amount offset will not be distributed to shareholders.

NOTE 7. DISTRIBUTIONS TO SHAREHOLDERS

The tax character of distributions paid during the year ended December 31, 2006 is as follows:

	Income Fund Class C	Income Fund Class D	Equity Fund Class C	Equity Fund Class D
Ordinary income	$ 615,844	$ 311,022	$ -	$ -
Short-term capital gain	-	-	362	251
Long-term capital gain	-	-	229,147	129,358
Return of Capital	50,698	29,176	77,443	43,798
	$ 666,542	$ 340,198	$ 306,952	$ 173,407

NOTE 7. DISTRIBUTIONS TO SHAREHOLDERS - continued

	Special Opportunity Fund Class C	Special Opportunity Fund Class D	Bancshares Fund Class C	Bancshares Fund Class D
Ordinary income	$ -	$ -	$ -	$ -
Short-term capital gain	7,206	6,013	-	-
Long-term capital gain	10,527	10,287	-	14,816
Return of Capital	212,541	171,780	-	13,531
	$ 230,274	$ 188,080	$ -	$ 28,347

	Homeland Security Fund Class C	Homeland Security Fund Class D
Ordinary income	$ -	$ -
Short-term capital gain	-	-
Long-term capital gain	-	-
	$ -	$ -

The tax character of distributions paid during the year ended December 31, 2005 is as follows:

	Income Fund Class C	Income Fund Class D	Equity Fund Class C	Equity Fund Class D
Ordinary income	$ 519,564	$ 241,469	$ -	$ -
Short-term capital gain	-	-	168,400	119,111
Long-term capital gain	-	-	243,561	172,272
Return of Capital	32,289	2,862	-	-
	$ 551,853	$ 244,331	$ 411,961	$ 291,383

	Special Opportunity Fund Class C	Special Opportunity Fund Class D	Bancshares Fund Class A	Bancshares Fund Class D
Ordinary income	$ -	$ -	$ -	$ -
Short-term capital gain	381,039	425,976	-	-
Long-term capital gain	138,539	165,074	-	27,347
	$ 519,578	$ 591,050	$ -	$ 27,347

As of December 31, 2006, the components of distributable earnings on a tax basis were as follows:

	Income Fund	Equity Fund	Special Opportunity Fund	Bancshares	Homeland Security Fund
Accumulated undistributed ordinary income	$ -	$ -	$ -	$ -	$ -
Accumulated undistributed capital gains / (capital loss carryforward)	(379,543)	-	-	-	(19,551)
Unrealized appreciation (depreciation)	145,448	2,282,414	910,402	341,727	(183,519)
	$ (234,095)	$ 2,282,414	$ 910,402	$ 341,727	$ (203,070)

The difference between book basis and tax basis unrealized appreciation (depreciation) is attributable to the tax deferral of post-October losses and losses on wash sales.

APPROVAL OF NEW MANAGEMENT AGREEMENT – (UNAUDITED)

At a meeting on August 9, 2006, the Board of Trustees approved a new Management Agreement with Ancora Advisors LLC. In addition to approval by the Board of Trustees, the new Management Agreement was also approved by shareholders of each Fund at a Special Meeting of Shareholders on October 5, 2006. Under the Advisor's operating agreement, non-voting units held by certain of the Advisor's investors were converted to voting units of the Advisor on November 1, 2006 (the "Transaction"). Under the Investment Company Act of 1940, the Transaction may be deemed an "assignment" that automatically terminates the existing investment advisory agreement between each Fund and Advisor. In order for the Advisor to continue to serve as Investment Advisor to the Funds after completion of the Transaction, a new Management Agreement between the Trust on behalf of each Fund and the Advisor was necessary. The new Management Agreement was virtually identical to the old Management Agreement.

The Board considered the fairness and reasonableness of the terms of the Management Agreement with respect to each Fund. The Board considered the factors discussed below, among others. No single factor determined whether the Board approved the Management Agreement; rather, the Board made its decision based on a totality of the circumstances.

Nature, Extent and Quality of Services

The Board concluded that the Advisor has a high level of expertise in managing assets of the type held by the Funds and that the services provided by the Advisor to the Funds are of high quality.

With respect to Ancora Income Fund, the Board considered that the Fund is actively managed compared to other income funds. The Board also noted that the Advisor seeks to obtain better results than a typical income fund might expect by diligently seeking out convertible securities that become available at a price lower than their underlying value. With respect to Ancora Equity Fund and Ancora Special Opportunity Fund, the Board considered that both Funds are actively managed.

The Board noted that the management fee for Ancora Bancshares is 1.5%; however, the Board noted that the Fund will be actively managed. The Board also noted that since most community banks are not followed by analysts, all research will be originated internally, e.g., the Advisor will conduct interviews of management and directors of community banks and evaluate a bank's performance in the community it is intended to serve. The Board noted that Robert N. Barone, co-portfolio manager of the Fund and a prior Professor of Economics, started a bank in 1985 and ran it successfully until he sold it in 1998. Robert N. Barone has also served as Chairman and Director of the Federal Home Loan Bank of San Francisco.

Comparisons

The Board also reviewed information regarding management fees charged by advisers to other smaller funds. This chart showed that the 1.0% management fee charged to the Funds other than Ancora Bancshares is below the median fee paid by other comparably sized funds, and the 1.5% fee charged to Ancora Bancshares is approximately the median fee paid by comparably sized funds. In light of these comparisons, the Board concluded that the terms of the Management Agreement are fair and reasonable. The Board also noted that the Advisor does not benefit from any "soft dollar" or similar arrangements with respect to the Funds.

Investment Performance

Generally, for the year 2005 the Funds performed close to or above the comparable indexes. The only exception was Ancora Bancshares, which was underinvested at the commencement of operations and therefore missed a run-up in prices of bank stocks in 2005. The Board also reviewed the performance for the first six months of 2006 and determined that overall, the recent performance of the Funds were satisfactory.

Cost and Profitability

The Board also considered the profitability of the Management Agreement to the Advisor and to Ancora Securities, Inc., an affiliate of the Advisor. The Board noted that the Funds are not expected to have

APPROVAL OF NEW MANAGEMENT AGREEMENT – (UNAUDITED) - (continued)

substantial assets for some time, and, therefore, it is not anticipated that the Management Agreement will be particularly profitable to the Advisor. The Board reviewed cost data showing that the profits made by the Adviser and its affiliates in respect of their activities on behalf of the Funds were quite modest. The Board noted that at this time the Advisor's compensation is not high relative to the experience of the Advisor and the nature and quality of the services performed by the Advisor.

With respect to Ancora Securities, Inc., the Board considered the reasonableness of brokerage commissions paid. The Board determined that the commissions paid to Ancora Securities, Inc. are reasonable relative to the market rates. Moreover, the volume of such commissions was not significant.

Economies of Scale

The Board noted that at this time, the fee structure does not account for the benefit of economies of scale because the Funds have insufficient assets for economies of scale to be realized. Currently, the fee structure provides for a flat percentage rate. Once assets under management grow to substantially higher levels, economies of scale may begin to take effect and benefit the Advisor. At such future time, it may be appropriate for the Board to review the fee structure to determine whether the management fees as a percent of assets under management might be reduced. The Board noted that any such discussion was premature at this time since assets would have to grow substantially above current levels before economies of scale would be realized for the Advisor.

Other Factors

The Board also noted that the Management Agreement is terminable by either party on 60 days notice. The Board noted that, pursuant to the requirements of the 1940 Act, it would regularly review the terms of the Management Agreement in light of changing conditions and seek to amend or terminate the Management Agreement as necessary.

After its consideration of the above, the Board concluded that the terms of the Management Agreement continued to be fair and reasonable and in the best interests of each Fund and its shareholders.

The Funds' Statement of Additional Information ("SAI") includes additional information about each Fund and is available, without charge, upon request. You may call toll-free (866) 626-2672 to request a copy of the SAI or to make shareholder inquiries.

PROXY VOTING

A description of the policies and procedures that the Funds use to determine how to vote proxies relating to portfolio securities and information regarding how the Fund voted those proxies during the twelve month period ended December 31, 2006, is available without charge upon request by (1) calling the Funds at (866) 626-2672; and (2) from Funds' documents filed with the Securities and Exchange Commission ("SEC") on the SEC's website at www.sec.gov.

FUND EXPENSES

FUND EXPENSES

ABOUT YOUR FUND'S EXPENSES - (UNAUDITED)

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, reinvested dividends, or other distributions; redemption fees; and exchange fees; and (2) ongoing costs, including management fees; distribution and/or service (12b-1) fees; and other Fund expenses. This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The Example is based on an investment of $1,000 invested at the beginning of the period and held for the entire period from July 1, 2006 to December 31, 2006.

Actual Expenses
The first rows of the table below provide information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes
The second rows of the table below provide information about hypothetical account values and hypothetical expenses based on each Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Funds and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees, or exchange fees. Therefore, the second line of the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Ancora Income	Beginning Account Value	Ending Account Value	Expenses Paid During the Period*
	7/1/06	**12/31/06**	**7/1/06 – 12/31/06**
Actual			
Class C	$1,000.00	$1,075.87	$10.46
Class D	$1,000.00	$1,076.25	$9.16
Hypothetical (5% Annual Return before expenses)			
Class C	$1,000.00	$1,015.12	$10.16
Class D	$1,000.00	$1,016.38	$8.89
* Expenses are equal to the Class C and Class D fund shares' annualized expense ratio of 2.00% and 1.75% respectively, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).			

FUND EXPENSES

ABOUT YOUR FUND'S EXPENSES - (UNAUDITED) - (continued)

Ancora Equity	Beginning Account Value 7/1/06	Ending Account Value 12/31/06	Expenses Paid During the Period* 7/1/06 – 12/31/06
Actual			
Class C	$1,000.00	$1,126.91	$12.33
Class D	$1,000.00	$1,130.06	$9.66
Hypothetical (5% Annual Return before expenses)			
Class C	$1,000.00	$1,013.61	$11.67
Class D	$1,000.00	$1,016.13	$9.15
* Expenses are equal to the Class C and Class D fund shares' annualized expense ratio of 2.30% and 1.80% respectively, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).			

Ancora Special Opportunity	Beginning Account Value 7/1/06	Ending Account Value 12/31/06	Expenses Paid During the Period* 7/1/06 – 12/31/06
Actual			
Class C	$1,000.00	$1,078.00	$12.47
Class D	$1,000.00	$1,080.78	$9.86
Hypothetical (5% Annual Return before expenses)			
Class C	$1,000.00	$1,013.21	$12.08
Class D	$1,000.00	$1,015.73	$9.55
* Expenses are equal to the Class C and Class D fund shares' annualized expense ratio of 2.38% and 1.88% respectively, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).			

Ancora Bancshares	Beginning Account Value 7/1/06	Ending Account Value 12/31/06	Expenses Paid During the Period* 7/1/06 – 12/31/06
Actual			
Class D	$1,000.00	$1,067.87	$21.58
Hypothetical (5% Annual Return before expenses)			
Class D	$1,000.00	$1,004.34	$20.92
* Expenses are equal to the Class D fund shares' annualized expense ratio of 4.14%, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).			

Ancora Homeland	Beginning Account Value 7/1/06	Ending Account Value 12/31/06	Expenses Paid During the Period* 7/1/06 – 12/31/06
Actual			
Class C	$1,000.00	$992.51	$18.28
Class D	$1,000.00	$996.79	$15.80
Hypothetical (5% Annual Return before expenses)			
Class C	$1,000.00	$1,006.86	$18.41
Class D	$1,000.00	$1,009.38	$15.90
* Expenses are equal to the Class C and Class D fund shares' annualized expense ratio of 3.64% and 3.14% respectively, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).			

TRUSTEES, OFFICERS, & SERVICE PROVIDERS

TRUSTEES, OFFICERS, & SERVICE PROVIDERS

The Board of Trustees is responsible for managing the Funds' business affairs and for exercising each Fund's powers except those reserved for the shareholders. The day-to-day operations of the Funds are conducted by its officers. The following table provides biographical information with respect to each current Trustee and officer of the Funds.

Name, Address and Age	Position(s) Held with the Fund	Term of Office (2) and Length of Time Served	Principal Occupation(s) During the Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee	Other Directorships
Independent Directors:					
Raj Aggarwal College of Business Administration University of Akron Akron, OH 44325 58	Trustee	Since November 15, 2003	Dean of the College of Business Administration and Frank C. Sullivan Professor of International Business and Finance at University of Akron from 2006 to present. Firestone Chair and Professor of Finance at Kent State University from 1999 to the 2006; Mellon Chair in and Professor of Finance at John Carroll University from 1987 to 1999.	5	None.
Donald Lerner 200 North Folk Dr., Bentleyville, OH 44022 70	Trustee	Since November 15, 2003	Consultant to the marking device industry and private investor. Owner of Ace Rubber Company (marking devices) until 1999.	5	None.
Anne Peterson Ogan 115 West Juniper Lane, Moreland Hills, OH 44022, 59	Trustee	Since November 15, 2003	President of The Proper Analysis Corp. (investment management firm) from 1993 to the present.	5	None.
Austin J. Mulhern 10630 Wyndtree Drive Concord, Ohio 44077 64	Trustee	Since November 15, 2005	Chairman and financial advisor of Tenth Floor, LLC (Internet marketing and technology company) from 2001 to the present; Senior Vice President and Chief Financial Officer of FirstMerit Corporation from 1998 to 1999.	5	None.
Interested Director:					
Richard A. Barone [1] 2000 Auburn Drive, Suite 300 Cleveland, Ohio 44122, 63	Chairman, Trustee and Portfolio Manager	Since August 2, 2003	Portfolio Manager of the Ancora Funds since 2004; Chairman and Manager of Ancora Advisors LLC since 2003; Chairman and Director of Ancora Capital, Inc. since 2002; Chairman and Director of Ancora Securities, Inc. since 2000; member of the Executive Committee of the Ancora entities since 2006; Portfolio Manager of Fifth Third Investment Advisors from 2001 to 2003; Chief Executive Officer of Maxus Investment Group (financial services) until 2001; Portfolio Manager of Maxus Income Fund, Maxus Equity Fund and Maxus Aggressive Value Fund until 2001	5	Stepehn Company (TSC)
Officers:					
David W. Kuhr 2000 Auburn Dr. Cleveland, OH 44122 45	Chief Compliance Officer	Since October 1, 2003	Ancora Advisors LLC, Chief Compliance Officer; Ancora Securities, Inc., Director of Compliance; Ancora Capital Inc., Director of Compliance	5	None.
Bradley A. Zucker 2000 Auburn Dr. Cleveland, OH 44122 33	Secretary	Since August 2, 2003	Ancora Advisors LLC, CFO; Ancora Securities, Inc., CFO and Director; Ancora Capital Inc., CFO and Director; Ancora entities, member of the Executive Committee	5	None.

[1] Richard A. Barone is considered an "interested person" as defined in Section 2(a)(19) of the 1940 Act by virtue of his affiliation with the Advisor.

[2] Each trustee holds office for an indefinite term until the earlier of (i) the election of his or her successor or (ii) the date the trustee dies, resigns or is removed.

INVESTMENT ADVISOR
Ancora Advisors LLC
2000 Auburn Drive,
Suite 300
Cleveland, OH 44122

DISTRIBUTOR
Ancora Securities, Inc.
2000 Auburn Drive,
Suite 300
Cleveland, OH 44122

INDEPENDENT ACCOUNTANTS
Cohen Fund Audit Services, Ltd.
(FKA Cohen McCurdy, Ltd.)
800 Westpoint Parkway, Suite 1100
Westlake, Ohio 44145

LEGAL COUNSEL
McDonald Hopkins Co., LPA
2100 Bank One Center
600 Superior Avenue E.
Cleveland, OH 44114

CUSTODIAN
U.S. Bank N.A.
425 Walnut Street
Cincinnati, OH 45202

TRANSFER AGENT
AND FUND ACCOUNTANT
Mutual Shareholder Services, LLC.
8000 Town Centre Drive Suite 400
Broadview Heights, OH 44147

This report is intended only for the information of shareholders or those who have received the Funds' prospectus which contains information about the Funds' management fee and expenses. Please read the prospectus carefully before investing.

The Funds' Statement of Additional Information includes additional information about each Fund and is available upon request at no charge by calling the Fund's.

Distributed by Ancora Securities, Inc.
Member NASD/SIPC



ANCORA FUNDS

**One Chagrin Highlands
2000 Auburn Drive Suite 300
Cleveland, Ohio 44122**

**Phone: 1-866-6AN-CORA
Fax: 216-825-4001
Web: www.ancora.ws**